As filed with the Securities and Exchange Commission on May 29, 1998
                                                 Registration No. 333-
                  SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC 20549
                            _______________

                               FORM S-3
        REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            _______________

                   PAREXEL INTERNATIONAL CORPORATION
         (Exact name of registrant as specified in its charter)

     Massachusetts                   8731                   04-2776269
    (State or other           (Primary Standard          (I.R.S. Employer
      Jurisdiction                Industrial          Identification Number)
    of incorporation     Classification Code Number)
     organization)
                            195 WEST STREET
                     Waltham, Massachusetts 02154
                            (781) 487-9900
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                        JOSEF H. VON RICKENBACH
            PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHAIRMAN
                   PAREXEL INTERNATIONAL CORPORATION
                            195 West Street
                     Waltham, Massachusetts 02154
                            (781) 487-9900
  (Name, address, including zip code, and telephone number, including area code, of agent for service)

                              Copies to:
                        WILLIAM J. SCHNOOR, JR.
                           HEATHER M. STONE
                    TESTA, HURWITZ & THIBEAULT, LLP
                  High Street Tower, 125 High Street
                     Boston, Massachusetts  02110
                            (617) 248-7000
                            _______________

     Approximate Date Of Commencement Of Proposed Sale To The Public:
As soon as practicable after this registration statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. __

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. __

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. __

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. __

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. __

                    CALCULATION OF REGISTRATION FEE

 Title of   Amount to     Proposed       Proposed      Amount of
  Shares        be         Maximum        Maximum    Registration
  to be     Registered Offering Price    Aggregate      Fee(2)
Registered              Per Share(1)     Offering
                                         Price(1)
Common      1,510,148  $32.53          $49,125,114   $14,491.91
Stock,
$.01 par
value per
share

 (1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.
  (2) Pursuant to Rule 457(c) under the Securities Act of 1933, the registration fee has been calculated based upon the average of the high and low prices per share of Common Stock on the Nasdaq National
                        Market on May 26, 1998.

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
                  PROSPECTUS (Subject to Completion)
                         Dated:  May __, 1998
                           1,510,148 Shares
                   PAREXEL INTERNATIONAL CORPORATION
                             Common Stock
     This prospectus relates to the resale of up to 1,510,148 shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of PAREXEL International Corporation ("PAREXEL" or the "Company") by certain selling stockholders of the Company (collectively, the "Selling Stockholders"). The Shares may be sold from time to time by any or all of the Selling Stockholders in brokers' transactions, to market makers or in block placements at market prices prevailing at the time of sale or at prices otherwise negotiated. See "Selling Stockholders" and "Plan of Distribution." The Company will not receive any of the proceeds from the resale of the Shares. The Company has agreed to bear all of the expenses in connection with the registration and resale of the Shares (other than selling commissions and the fees and expenses of counsel or other advisors to the Selling Stockholders).
     The Shares include (i) 1,120,623 shares of Common Stock issued to former stockholders of PPS Europe Limited ("PPS") and its subsidiary, Creative Communications Solutions, Ltd ("CCS"), (the "PPS Acquisition") pursuant to Share Acquisition Agreements dated March 1, 1998,(ii) 91,667 shares of Common Stock issued to former stockholders of Genesis Pharma Strategies Ltd ("Genesis") pursuant to a Share Acquisition Agreement dated March 1, 1998; (iii) 204,706 shares of Common Stock issued to former stockholders of MIRAI B.V. ("MIRAI") pursuant to a Share Purchase Agreement dated March 1, 1998 and (iv) 93,152 shares of Common Stock issued to a former stockholder of LOGOS GmbH ("LOGOS") pursuant to a Sale and Purchase Agreement dated February 28, 1998. Upon the closing of the Acquisitions, each of PPS, CCS, Genesis, MIRAI and LOGOS became either a direct or indirect subsidiary of the Company. The Company has agreed to register up to 840,387 additional shares of Common Stock issued to certain of the Selling Stockholders no later than February 1, 1999 and up to 840,386 additional shares of Common Stock issued to certain of the Selling Stockholders no later than February 1, 2000.
     The Common Stock of the Company is quoted on the Nasdaq National Market under the symbol "PRXL". On May 26, 1998, the last reported sale price for the Common Stock on the Nasdaq National Market was $32.00 per share.

     SEE "RISK FACTORS," ON PAGE 10 FOR INFORMATION THAT SHOULD BE
                 CONSIDERED BY PROSPECTIVE INVESTORS.


     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
                                NOR HAS
    THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
            PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY
                        IS A CRIMINAL OFFENSE.
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

        The date of this Prospectus is                   , 1998

                         AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Commission maintains a Worldwide Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock of the Company is quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, N.W., Washington, D.C. 20006.

The Company has filed with the Commission a Registration Statement on Form S-3 (including all amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information regarding the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any agreement or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement for a more complete description of the matters involved.
The Registration Statement, including the exhibits and schedules thereto, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or through its Worldwide Web site (http://www.sec.gov).

The Company will provide without charge to each person to whom a Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to PAREXEL International Corporation, Attention: Investor Relations Department, 195 West Street, Waltham, Massachusetts, 02154, telephone number (781) 487-9900.

PAREXEL is a registered service mark of the Company.

           INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated in this Prospectus by reference (File No. 0-27058):

     1. The Company's Annual Report on Form 10-K and 10-K/A for the fiscal year ended June 30, 1997.

     2. The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

     3. The Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1997.

     4. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

     5. The Company's Current Reports on Form 8-K and 8-K/A dated August 7, 1997, October 23, 1997, January 27, 1998, March 1, 1998
     and March 2, 1998.

     6. The description of the Company's Common Stock, $.01 par value per share, contained in the Registration Statement on Form 8-A filed under the Exchange Act and declared effective on November 21, 1995, including any amendment or report filed for the purpose of updating such description.

All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering of the Shares, shall be deemed to be incorporated by reference in this Prospectus and made a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in any Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                SUMMARY

     The following summary is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this Prospectus. This Prospectus may contain certain "forward-looking" information, as that term is defined by (i) the Private Securities Litigation Reform Act of 1995 (the "Act") and (ii) releases made by the Securities and Exchange Commission. Such information involves risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

                              THE COMPANY

PAREXEL International Corporation ("PAREXEL" or the "Company") is a leading contract research organization ("CRO") providing a broad range of knowledge-based product development and product launch services to the worldwide pharmaceutical, biotechnology and medical device industries. The Company's primary objective is to help clients quickly obtain the necessary regulatory approvals of their products and, ultimately, optimize the market penetration of those products. Over the past fifteen years, PAREXEL has developed significant expertise in disciplines supporting this strategy. The Company's service offerings include: clinical trials management, data management, biostatistical analysis, medical marketing, clinical pharmacology, regulatory and medical consulting, performance improvement, industry training and publishing, and other drug development consulting services. The Company believes that its integrated services, therapeutic area depth, and sophisticated information technology, along with its experience in global drug development and product launch services, represent key competitive strengths.

The Company complements the research and development ("R&D") functions, as well as the marketing functions, of pharmaceutical and biotechnology companies. Through its high quality clinical research and medical marketing services, PAREXEL helps clients maximize the return on their significant investments in research and development by reducing the time and cost of clinically testing their products and launching those products into the commercial marketplace. By outsourcing these types of services, clients are provided with a variable cost alternative to the fixed costs associated with internal drug development and product marketing. Clients no longer need to staff to peak periods, and can benefit from PAREXEL's technical resource pool, broad therapeutic area expertise, global infrastructure designed to expedite parallel, multi-country clinical trials, and other expertise-oriented advisory services focused on accelerating time-to-market.

Headquartered near Boston, Massachusetts, the Company has more than 40 offices throughout 24 countries, and employs approximately 3,500 individuals. The Company has established footholds in the major health care markets around the world, including the United States, Japan, Germany, the United Kingdom ("U.K."), France, Italy, Spain, Sweden, Australia, and Israel.

The CRO industry derives substantially all of its revenue from the pharmaceutical and biotechnology industries. The Company believes that the following trends will cause the CRO industry to continue to grow:
(i) the worldwide research and development expenditures for new drugs, including amounts spent on services of the type provided by CROs, have experienced substantial growth in recent years as a result of pressures to develop new drugs for an aging population and for the treatment of life threatening diseases and chronic disorders; (ii) many pharmaceutical companies, in response to competitive pressures to accelerate time to market and contain costs, have turned to CROs as a means of adding more flexible drug development capacity to accommodate their full product pipelines, thereby shifting fixed costs to variable costs; (iii) pharmaceutical and biotechnology companies increasingly are attempting to maximize profits from a given drug by pursuing regulatory approvals in multiple countries in parallel, rather than sequentially, by outsourcing to CROs with global capabilities; (iv) as regulatory requirements in many jurisdictions have become more complex, the pharmaceutical and biotechnology industries are increasingly outsourcing to certain CROs to take advantage of their regulatory expertise, data management capabilities and global presence; and (v) the growth of the biotechnology industry has increased the demand for expertise and services provided by outside sources, including CROs. There can be no assurance, however, that these trends will result in growth in the CRO industry.

Central to PAREXEL's success has been the Company's focused strategy on building its platform of knowledge in the pursuit of outstanding client service. This includes a focus on its core clinical research business; a focus on continuous process improvement, efficiency gains and leveraging internal expertise, resources and infrastructure; a focus on managing the Company's internal growth while augmenting the Company's knowledge base through strategic acquisitions; a focus on deeply and broadly penetrating key client accounts by offering a full spectrum of clinical development and medical marketing services; and always, a focus on outstanding quality and superior client service.

The Company's service philosophy involves a flexible approach which allows its clients to use the Company's services on an individual or bundled basis. The Company believes its expertise in conducting scientifically demanding trials and its ability to coordinate complicated global trials are significant competitive strengths. The Company continues to devote significant resources to developing innovative methodologies and sophisticated information systems designed to allow the Company to more effectively manage its business operations and deliver services to its clients. The Company has executed a focused growth strategy embracing internal expansion and strategic acquisitions to expand or enhance the Company's portfolio of services, geographic presence, therapeutic area knowledge, information technology, and client relationships.

The Company was incorporated in The Commonwealth of Massachusetts in 1983. Unless the context otherwise requires, the terms "PAREXEL" and "the Company" refer to PAREXEL International Corporation and its subsidiaries. The Company's principal executive offices are located at 195 West Street, Waltham, Massachusetts 02154, and its telephone number is (781) 487-9900.

                          RECENT DEVELOPMENTS

PPS Acquisitions. Pursuant to Share Purchase Agreements by and among the Company and the former stockholders of PPS Europe Limited ("PPS") and its subsidiary Creative Communications Solutions, Ltd. ("CCS"), PPS and CCS became direct or indirect, wholly-owned subsidiaries of the Company (the "PPS Acquisitions"). In connection with the PPS Acquisitions, the Company issued an aggregate of 2,801,396 shares of Common Stock to the former stockholders of PPS and CCS, of which 1,120,623 shares are being offered hereby. Pursuant to the terms and provisions of Registration Rights Agreements between the Company and the former stockholders of PPS and CCS, the Company has agreed to register up to 840,387 additional shares of Common Stock issued to the former stockholders of PPS and CCS no later than February 1, 1999 and up to 840,386 additional shares of Common Stock issued to the former Stockholders of PPS and CCS no later than February 1, 2000. The PPS Acquisitions have been accounted for as poolings of interests for financial accounting purposes.

PPS and CCS provide physician-focused marketing and clinical communications services to the international pharmaceutical industry.

Genesis Acquisition. Pursuant to a Share Acquisition Agreement by and among the Company and the former stockholders of Genesis Pharma Strategies Limited ("Genesis"), Genesis became a direct wholly-owned subsidiary of the Company (the "Genesis Acquisition"). In connection with the Genesis Acquisition, the Company issued an aggregate of 91,667 shares of Common Stock to the former stockholders of Genesis, all of which are being offered hereby pursuant to the terms and provisions of a Registration Rights Agreement between the Company and the former stockholders of Genesis. The Genesis Acquisition has been accounted for as a pooling of interests for financial accounting purposes.

Genesis provides strategic consultancy services to the international healthcare industry.

MIRAI Acquisition. Pursuant to a Share Purchase Agreement by and among the Company and the former stockholders of MIRAI B.V. ("MIRAI"), MIRAI became a direct wholly-owned subsidiary of the Company (the "MIRAI Acquisition"). In connection with the MIRAI Acquisition, the Company issued an aggregate of 682,345 shares of Common Stock to the former stockholders of MIRAI, of which 204,706 shares are being offered hereby pursuant to the terms and provisions of a Registration Rights Agreement between the Company and the former stockholders of MIRAI. The MIRAI Acquisition has been accounted for as a pooling of interests for financial accounting purposes.

MIRAI is a full-service, multinational contract research organization specializing in managing large, international, multicenter Phase II-IV clinical trials for pharmaceutical, biotechnology and medical device companies.

LOGOS Acquisition. Pursuant to a Sale and Purchase Agreement by and among the Company and the former stockholder of LOGOS GmbH ("LOGOS"), LOGOS became a direct wholly-owned subsidiary of the Company (the "LOGOS Acquisition"). In connection with the LOGOS Acquisition, the Company issued an aggregate of 93,152 shares of Common Stock to the former stockholder of LOGOS, all of which are being offered hereby pursuant to the terms and provisions of a Registration Rights Agreement between the Company and the former stockholder of LOGOS.
The LOGOS Acquisition has been accounted for as a pooling of interests for financial accounting purposes.

LOGOS is a regulatory affairs consulting firm specializing in dossier preparation and marketing approval submissions.

                            USE OF PROCEEDS

The Company will not receive any proceeds from the resale of the Shares of Common Stock by the Selling Stockholders hereunder. See "Selling Stockholders" and "Plan of Distribution." The principal purpose of this offering is to effect an orderly disposition of the Selling Stockholders' Shares.
                             RISK FACTORS

In addition to the other information in this Registration Statement, the following risk factors should be considered carefully in evaluating the Company and its business. Information provided by the Company from time to time may contain certain "forward-looking" information, as that term is defined by (i) the Private Securities Litigation Reform Act of 1995 (the "Act") and (ii) in releases made by the Securities and Exchange Commission (the "SEC"). These risk factors are being provided pursuant to the provisions of the Act and with the intention of obtaining the benefits of the "safe harbor" provisions of the Act.

Loss or Delay of Large Contracts. Most of the Company's contracts are terminable upon 60 to 90 days' notice by the client. Clients terminate or delay contracts for a variety of reasons, including, among others, the failure of products being tested to satisfy safety requirements, unexpected or undesired clinical results of the product, the client's decision to forego a particular study, such as for economic reasons, insufficient patient enrollment or investigator recruitment or production problems resulting in shortages of the drug. In addition, the Company believes that cost-containment and competitive pressures have caused pharmaceutical companies to apply more stringent criteria to the decision to proceed with clinical trials and therefore may result in a greater willingness of these companies to cancel contracts with CROs. The loss or delay of a large contract or the loss or delay of multiple contracts could have a material adverse effect on the financial performance of the Company.

Variability of Quarterly Operating Results. The Company's quarterly operating results have been subject to variation, and will continue to be subject to variation, depending upon factors such as the initiation, progress, or cancellation of significant projects, exchange rate fluctuations, the mix of services offered, the opening of new offices and other internal expansion costs, the costs associated with integrating acquisitions and the startup costs incurred in connection with the introduction of new products and services. Because a high percentage of the Company's operating costs are relatively fixed, variations in the initiation, completion, delay or loss of contracts, or in the progress of client projects can cause material adverse variations in quarterly operating results.

Dependence on Certain Industries and Clients. The Company's revenues are highly dependent on research and development expenditures by the pharmaceutical and biotechnology industries. The Company's operations could be materially and adversely affected by general economic downturns in its clients' industries, the impact of the current trend toward consolidation in these industries or any decrease in research and development expenditures. Furthermore, the Company has benefited to date from the increasing tendency of pharmaceutical companies to outsource large clinical research projects. A reversal or slowing of this trend would have a material adverse effect on the Company. In fiscal 1997, 1996, and 1995, and the nine months ended March 31, 1998, the Company's top five clients accounted for 36%, 29%, 17%, and 34%, respectively, of the Company's consolidated net revenue. In fiscal 1997, 1996, and 1995, no single customer accounted for more than 10% of net revenue; however, one client accounted for 13% and 12% of consolidated net revenue for the three months and the nine months ended March 31, 1998. The loss of business from a significant client could have a material adverse effect on the Company.

Management of Business Expansion; Need for Improved Systems; Assimilation of Foreign Operations. The Company's business and operations have experienced substantial expansion over the past 15 years. The Company believes that such expansion places a strain on operational, human and financial resources. In order to manage such expansion, the Company must continue to improve its operating, administrative and information systems, accurately predict its future personnel and resource needs to meet client contract commitments, track the progress of ongoing client projects and attract and retain qualified management, professional, scientific and technical operating personnel. Expansion of foreign operations also may involve the additional risks of assimilating differences in foreign business practices, hiring and retaining qualified personnel, and overcoming language barriers. In the event that the operation of an acquired business does not live up to expectations, the Company may be required to restructure the acquired business or write-off the value of some or all of the assets of the acquired business. Failure by the Company to meet the demands of and to manage expansion of its business and operations could have a material adverse effect on the Company's business.

Risks Associated with Acquisitions. The Company has made a number of acquisitions and will continue to review future acquisition opportunities. In particular, the Company has recently made several substantial acquisitions. No assurances can be given that acquisition candidates will continue to be available on terms and conditions acceptable to the Company. Acquisitions involve numerous risks, including, among other things, difficulties and expenses incurred in connection with the acquisitions and the subsequent assimilation of the operations and services or products of the acquired companies, the diversion of management's attention from other business concerns and the potential loss of key employees of the acquired company. Acquisitions of foreign companies also may involve the additional risks of assimilating differences in foreign business practices and overcoming language barriers. In the event that the operations of an acquired business do not live up to expectations, the Company may be required to restructure the acquired business or write-off the value of some or all of the assets of the acquired business. In fiscal 1993 and 1995, the Company's results of operations were materially and adversely affected by write-offs associated with the Company's acquired German operations. There can be no assurance that any acquisition will be successfully integrated into the Company's operations.

Dependence on Government Regulation. The Company's business depends on the comprehensive government regulation of the drug development process. In the United States, the general trend has been in the direction of continued or increased regulation, although the FDA recently announced regulatory changes intended to streamline the approval process for biotechnology products by applying the same standards as are in effect for conventional drugs. In Europe, the general trend has been toward coordination of common standards for clinical testing of new drugs, leading to changes in the various requirements currently imposed by each country. Japan also legislated GCP and legitimatized the use of CRO's in April 1997. Changes in regulation, including a relaxation in regulatory requirements or the introduction of simplified drug approval procedures, as well as anticipated regulation, could materially and adversely affect the demand for the services offered by the Company. In addition, failure on the part of the Company to comply with applicable regulations could result in the termination of ongoing research or the disqualification of data, either of which could have a material adverse effect on the Company.

Competition; CRO Industry Consolidation. The Company primarily competes against in-house departments of pharmaceutical companies, full service CROs, and, to a lesser extent, universities, teaching hospitals and other site organizations. Some of these competitors have greater capital, technical and other resources than the Company. CROs generally compete on the basis of previous experience, medical and scientific expertise in specific therapeutic areas, the quality of services, the ability to organize and manage large-scale trials on a global basis, the ability to manage large and complex medical databases, the ability to provide statistical and regulatory services, the ability to recruit investigators and patients, the ability to integrate information technology with systems to improve the efficiency of contract research, an international presence with strategically located facilities, financial viability and price. PAREXEL believes that it competes favorably in these areas. There can be no assurance that the Company will be able to compete favorably in these areas.

The CRO industry is fragmented, with participants ranging from several hundred small, limited-service providers to several large, full-service CROs with global operations. Large CROs against whom PAREXEL competes include Quintiles Transnational Corporation, Covance Inc., IBAH, Inc., Pharmaceutical Product Development, Inc. and ClinTrials Research, Inc. The trend toward CRO industry consolidation has resulted in heightened competition among the larger CROs for clients and acquisition candidates. In addition, consolidation within the pharmaceutical industry as well pharmaceutical companies outsourcing to a fewer number of preferred CROs has led to heightened competition for CRO contracts.

Potential Volatility of Stock Price. The market price of the Company's Common Stock could be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, changes in earnings estimates by analysts, market conditions in the industry, prospects of health care reform, changes in government regulation and general economic conditions. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have been unrelated to the operating performance of particular companies. These market fluctuations may adversely affect the market price of the Company's Common Stock. Because the Company's Common Stock currently trades at a relatively high price-earnings multiple, due in part to analysts' expectations of continued earnings growth, even a relatively small shortfall in earnings from, or a change in, analysts' expectations may cause an immediate and substantial decline in the Company's stock price. Investors in the Company's Common Stock must be willing to bear the risk of such fluctuations in earnings and stock price.

Potential Adverse Impact of Health Care Reform. Numerous governments have undertaken efforts to control growing health care costs through legislation, regulation and voluntary agreements with medical care providers and pharmaceutical companies. In the last several years, several comprehensive health care reform proposals were introduced in the U.S. Congress. The intent of the proposals was, generally, to expand health care coverage for the uninsured and reduce the growth of total health care expenditures. While none of the proposals were adopted, health care reform may again be addressed by the U.S. Congress. Implementation of government health care reform may adversely affect research and development expenditures by pharmaceutical and biotechnology companies, resulting in a decrease of the business opportunities available to the Company. Management is unable to predict the likelihood of health care reform proposals being enacted into law or the effect such law would have on the Company.

Many European governments have also reviewed or undertaken health care reform. For example, German health care reform legislation implemented in January 1993 contributed to an estimated 15% decline in German pharmaceutical industry sales in calendar 1993 and led several clients to cancel contracts with the Company. Subsequent to these events, in the third quarter of fiscal 1993, the Company restructured its German operations and incurred a restructuring charge of approximately $3.3 million. In addition, in the third quarter of fiscal 1995, the Company's results of operations were affected by a non-cash write-down due to the impairment of long-lived assets of PAREXEL GmbH, the Company's German subsidiary, of approximately $11.3 million. The Company cannot predict the impact that any pending or future health care reform proposals may have on the Company's business in Europe.

Dependence on Personnel; Ability to Attract and Retain Personnel. The Company relies on a number of key executives, including Josef H. von Rickenbach, its President, Chief Executive Officer and Chairman, upon whom the Company maintains key man life insurance. Although the Company has entered into agreements containing non-competition restrictions with its senior officers, the Company does not have employment agreements with certain of these persons and the loss of the services of any of the Company's key executives could have a material adverse effect on the Company.

The Company's performance also depends on its ability to attract and retain qualified professional, scientific and technical operating staff. The level of competition among employers for skilled personnel, particularly those with M.D., Ph.D. or equivalent degrees, is high. There can be no assurance the Company will be able to continue to attract and retain qualified staff.

Potential Liability; Possible Insufficiency of Insurance. Clinical research services involve the testing of new drugs on consenting human volunteers pursuant to a study protocol. Such testing involves a risk of liability for personal injury or death to patients due to, among other reasons, possible unforeseen adverse side effects or improper administration of the new drug. Many of these patients are already seriously ill and are at risk of further illness or death. The Company could be materially and adversely affected if it were required to pay damages or incur defense costs in connection with a claim that is outside the scope of an indemnity or insurance coverage, or if the indemnity, although applicable, is not performed in accordance with its terms or if the Company's liability exceeds the amount of applicable insurance. In addition, there can be no assurance that such insurance will continue to be available on terms acceptable to the Company.

Adverse Effect of Exchange Rate Fluctuations. Approximately 42% of the Company's net revenue for fiscal 1997, 48% for fiscal 1996, 51% for fiscal 1995, and 38% for the nine months ended March 31, 1998, were derived from the Company's operations outside of North America. Since the revenue and expenses of the Company's foreign operations are generally denominated in local currencies, exchange rate fluctuations between local currencies and the United States dollar will subject the Company to currency translation risk with respect to the results of its foreign operations. To the extent the Company is unable to shift to its clients the effects of currency fluctuations, these fluctuations could have a material adverse effect on the Company's results of operations. The Company does not currently hedge against the risk of exchange rate fluctuations.

Anti-Takeover Provisions; Possible Issuance of Preferred Stock. The Company's Restated Articles of Organization and Restated By-Laws contain provisions that may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, the Company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. In addition, shares of the Company's Preferred Stock may be issued in the future without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of any holders of Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the market price of the Common Stock and could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any shares of Preferred Stock.
SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below at and for each of the three years in the period ended June 30, 1997 are derived from, and are qualified by reference to, the Company's consolidated financial statements audited by Price Waterhouse LLP, independent accountants. The audited balance sheets at June 30, 1997 and 1996 and the related statements of operations, of stockholders' equity and of cash flows for each of the three years in the period ended June 30, 1997 and related notes thereto appear elsewhere in this Prospectus. The financial data set forth below for the years ended June 30, 1994 and 1993 have been derived from the unaudited consolidated financial statements of the Company. The balance sheet data at March 31, 1998 and the statement of operations data for the nine months ended March 31, 1998 and 1997 are derived from, and qualified by reference to, the Company's unaudited consolidated financial statements which appear elsewhere in the Prospectus, and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for these periods. The operating results for the nine months ended March 31, 1998 are not necessarily indicative of the results that may be expected for the fiscal year ending June 30, 1998. The selected consolidated financial data set forth below should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and related notes included elsewhere in this Prospectus.

                            1997      1996       1995     1994       1993           1998       1997
 (in thousands, except
   per share data and
  number of employees)
STATEMENT OF OPERATIONS
 DATA (1)
Net revenue               $203,676  $125,053  $ 89,067    $81,835    $74,923     $204,049     $143,973
Income (loss) from
 Operations                 17,119  10,391    (8,454)(3)  5,895      2,627(5)   5,759(2)       11,701
Net income (loss)           12,803  6,655     (9,239)(6)  3,929(4)   (293)(6)    3,876(2)        8,697
Diluted earnings (loss)
 Per share                $0.56     $0.39     ($2.02)     $0.27      $0.07       $0.16       $0.40

BALANCE SHEET DATA(1)
Cash, cash equivalents
 And marketable
 Securities               $104,339  $52,022   $12,996     $4,705     $10,989     $86,792      $100,227
Working capital            113,998  55,681    12,456      17,233     8,306       114,326       113,338
Total assets               240,544  135,721   67,693      64,411     61,614      259,595       220,809
Long-term debt                 136  466       750         436        317         24                422
Stockholders' equity      $147,448  $69,788   $21,972     $30,674    $26,289     $163,375     $140,329

OTHER DATA(1)
Investment in property
 And equipment             $25,112  $7,461    $4,742      $2,204     $1,890      $22,358       $16,027
Depreciation and
 Amortization               $7,710  $4,280    $3,920      $3,591     $3,329      $11,038        $5,144
Number of employees          2,928  1,767     1,108       1,057      975         3,478           2,598
Shares used in computing
 Diluted earnings (loss)
 Per share                  22,822  17,255    4,580       14,688     4,319       24,776         21,633


(1) The selected consolidated financial data has been restated to give effect to the acquisition of KMI (December 1997) and PPS and MIRAI (March 1998). The acquisitions were accounted for as poolings of interests.

(2) Income from operations included $13.6 million of acquisition-related and other charges. See Note 3 to the Consolidated Financial Statements entitled "Acquisitions," for a description of this matter.

(3) Loss from operations includes an $11.3 million noncash charge for impaired long-lived assets of the Company's German operations. See
Note 2 to Consolidated Financial Statements.

(4) Net income includes $500,000 related to the cumulative effect of adopting Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes."

(5) Income from operations includes a $3.3 million charge in connection with a restructuring of operations in Germany.

(6) For the years ended June 30, 1993 and 1995, shares used to compute diluted earnings per share exclude common share equivalents (primarily convertible preferred stock), as their inclusion would be antidilutive.

      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                       AND RESULTS OF OPERATIONS

OVERVIEW

The Company is a leading contract research and medical marketing organization providing a broad range of knowledge-based product development and product launch services to the worldwide pharmaceutical, biotechnology and medical device industries. The Company's primary objective is to help clients quickly obtain the necessary regulatory approvals of their products and, ultimately, optimize the market penetration of those products. The Company's service offerings include: clinical trials management, data management, biostatistical analysis, medical marketing, clinical pharmacology, regulatory and medical consulting, performance improvement, industry training and publishing, and other drug development consulting services.

The Company's contracts are typically fixed price, multi-year contracts that require a portion of the fee to be paid at the time the contract is entered into, with the balance of the fee paid in installments during the contract's duration. Net revenue from contracts is generally recognized on a percentage of completion basis as work is performed.

Most of the Company's contracts are terminable upon 60 to 90 days' notice by the client. Clients terminate or delay contracts for a variety of reasons, including, among others, the failure of products being tested to satisfy safety requirements, unexpected or undesired clinical results of the product, the client's decision to forego a particular study, insufficient patient enrollment or investigator recruitment, or production problems resulting in shortages of the drug.

As is customary in the industry, the Company routinely subcontracts with third party investigators in connection with clinical trials and other third party service providers for laboratory analysis and other specialized services. These and other reimbursable costs, which vary from contract to contract, are paid by the client and, in accordance with industry practice, are included in revenue. Reimbursed costs vary from contract to contract. Accordingly, the Company views net revenue, which consists of revenue less reimbursed costs, as its primary measure of revenue growth.

Direct costs primarily consist of compensation and related fringe benefits for project-related employees, other project-related costs not reimbursed and allocated facilities and information systems costs. Selling, general and administrative expenses primarily consist of compensation and related fringe benefits for selling and administrative employees, professional services and advertising costs, as well as allocated costs related to facilities and information systems.

GLOBAL OPERATIONS

The following table presents net revenue by geographic region and the percentage of total net revenue represented by each region:





                                                                     For the nine months ended
                       For the year ended June 30,                           March 31
                          % of            % of             % of               % of              % of
                 1997     Total   1996    Total    1995    Total      1998    Total    1997    Total
Net Revenue:
 North America  $118,525    58%   $64,605   52%    $43,557   49%    $127,411    62%    $84,061    58%
 Europe           81,984    40%    59,455   47%     45,417   51%      73,619    36%     57,845    40%
 Asia-Pacific      3,167     2%       993    1%         93    --       3,019     2%      2,067     2%

        Total   $203,676   100%  $125,053  100%    $89,067  100%    $204,049   100%   $143,973   100%



The Company's foreign subsidiaries generally enter into contracts denominated in the local currency of the foreign subsidiary. Because expenses of the foreign subsidiaries are generally paid in the local currency, such foreign subsidiaries' local currency earnings are not materially affected by fluctuations in exchange rates. However, changes in the exchange rates between these local currencies and the U.S. dollar will affect the translation of such subsidiaries' financial results into U.S. dollars for the purposes of reporting the Company's consolidated financial results. In cases where the Company contracts for a multi-country clinical trial and a significant portion of the contract expenses are in a currency other than the contract currency, the Company seeks to contractually shift to its client the effect of fluctuations in the relative values of the contract currency and the currency that the expenses are incurred. To the extent the Company is unable to shift to its clients the effects of currency fluctuations, these fluctuations could have a material effect on the Company's results of operations. The Company does not currently hedge against the risk of exchange rate fluctuations.

As the Company conducts operations on a global basis, the Company's effective tax rate has depended, and will continue to depend, upon the distribution of its revenue among geographic locations with varying tax rates.

The Company's results of operations may be affected by changes in the tax rates of the various jurisdictions. In particular, from period to period, as the geographic mix of the Company's results of operations among various tax jurisdictions changes, the Company's effective tax rate may vary significantly.

RESULTS OF OPERATIONS

Impact of Acquisition-related and Other Charges

In December 1997, the Company acquired Kemper-Masterson, Inc. ("KMI"); and in March 1998, the Company acquired, in separate transactions, PPS Europe Limited ("PPS")and Genesis Pharma Strategies Limited ("Genesis"), MIRAI B.V. ("MIRAI") and LOGOS GmbH ("LOGOS") in business combinations accounted for as poolings of interests. As described in
Note 3 to the Consolidated Financial Statements, the Company's results of operations for the nine months ended March 31, 1998, were significantly impacted by certain acquisitions-related and other charges.

These charges included $4.1 million and $6.2 million recorded in the second and third fiscal quarters, respectively, consisting of legal, accounting and transaction fees pertaining to the acquisitions, noncash compensation expense related to employee stock options previously granted by KMI and PPS, and an accelerated compensation payment to a PPS executive pursuant to a pre-existing employment agreement.

In addition to these transaction-related costs, the Company also recorded a $1.6 million provision to increase accounts receivable reserves of PPS and MIRAI to conform such estimates with the Company's policy, and a $1.7 million charge resulting from a change in estimate of the remaining service lives of certain computer equipment arising from integration activities and a company-wide program to upgrade and standardize its information technology platform.

The following tables represent the effect of such charges for the nine-month comparative periods ended March 31, 1998 and 1997 (in thousands):


                                     1997       1998     Fiscal      1998
                                      As       before     1998        as
 Nine months ended March 31,       Reported   charges    charges   reported

 Net revenue                       $143,973   $204,049   $    --   $204,049

 Direct costs                        95,710    132,925   --        132,925
 Selling, general and
   Administrative                    31,418     42,444   1,610     44,054
 Depreciation and amortization        5,144      9,354   1,684     11,038
 Acquisition-related charges             --         --   10,273    10,273
   Total costs                      132,272    184,723   13,567    198,290

 Income from operations            $ 11,701   $ 19,326             $  5,759

 Percent of net revenue               8.1%       9.5%


NINE MONTHS ENDED MARCH 31, 1998,
COMPARED TO NINE MONTHS ENDED MARCH 31, 1997

Net revenue increased by $60.1 million, or 41.7%, from $144.0 million for the nine months ended March 31, 1997, to $204.0 million for the nine months ended March 31, 1998. This net revenue growth was primarily attributable to an increase in the volume and average contract value of contract research projects serviced by the Company. For the nine months ended March 31, 1998, net revenue from North American, European and Asian operations increased by $43.4 million, $15.8 million and $1.0 million, respectively, over the prior year period. There can be no assurance that the Company can sustain this rate of increase in net revenue from continuing operations in future periods. See "Risk Factors."

Direct costs increased by $37.2 million, or 38.9%, from $95.7 million for the nine months ended March 31, 1997, to $132.9 million for the nine months ended March 31, 1998. This increase in direct costs was due to the increase in the number of project-related personnel, hiring expenses, facilities and information system costs necessary to support the increased level of operations. Direct costs as a percentage of net revenue decreased from 66.5% for the nine months ended March 31, 1997, to 65.1% for the nine months ended March 31, 1998.

Selling, general and administrative expenses increased by $12.6 million, from $31.4 million for the nine months ended March 31, 1997, to $44.1 million for the nine months ended March 31, 1998. This increase was due to increased selling and administrative personnel, hiring and facilities costs, in line with increasing infrastructure to accommodate the Company's growth, and a noncash charge of $1.6 million recorded to increase the accounts receivable reserves of recently acquired businesses to conform reserve estimates to the Company's policies. Excluding this $1.6 million adjustment, selling, general and administrative expenses were $42.4 million, an increase of 35.1% over the comparable prior year period. As a percentage of net revenue, selling, general and administrative expenses before the $1.6 million charge decreased from 21.8% for the nine months ended March 31, 1997, to 20.8% for the nine months ended March 31, 1998.

Depreciation and amortization expense increased by $5.9 million, from $5.1 million for the nine months ended March 31, 1997 to $11.0 million for the nine months ended March 31, 1998. The increase is due to increased capital spending on computer equipment and facilities to support the increase in project-related personnel and a $1.7 million noncash charge to reflect a reduction in expected service lives of certain computer equipment as a result of integration activities and the Company's program to upgrade and standardize its information technology platform. Excluding this charge, depreciation and amortization expense was $9.4 million, an increase of $4.2 million, or 81.8%, over the comparable period in the prior year.

Income from operations for the nine months ended March 31, 1998, includes acquisition-related charges of $10.3 million in aggregate, incurred during the second and third quarters of fiscal 1998 (Note 3 of Notes to Condensed Consolidated Financial Statements), as well as the $1.6 million charge to selling, general and administrative expenses (accounts receivable reserves) and $1.7 million of charges to depreciation incurred in the third quarter of fiscal 1998 as discussed above. Excluding the impact of all of these charges, income from operations increased $7.6 million, or 65.2%, from $11.7 million (or 8.1% of net revenue) for the nine months ended March 31, 1997 to $19.3 million (or 9.5% of net revenue) for the nine months ended March 31, 1998.

Other income, net increased by $283,000 from $2,661,000 for the nine months ended March 31, 1997, to $2,944,000 for the nine months ended March 31, 1998. This increase resulted from higher average balances of cash, cash equivalents and marketable securities.

The Company's effective tax rate was 55.5% for the nine months ended March 31, 1998. Excluding the effect of certain nondeductible acquisition-related charges, the effective income tax rate for the nine months ended March 31, 1998 would have been 35.0% compared to 39.4% for the nine months ended March 31, 1997. This decrease was due to changes in the mix of taxable income from the different jurisdictions in which the Company operates and the impact of tax-exempt interest income from securities held by the Company.

FISCAL YEAR ENDED JUNE 30, 1997, COMPARED TO FISCAL YEAR ENDED
JUNE 30, 1996

Net revenue increased $78.6 million, or 62.9%, from $125.1 million for fiscal 1996 to $203.7 million for 1997. This net revenue growth was primarily attributable to an increase in the volume and average contract value of contract research projects serviced by the Company. In fiscal 1997, net revenue from North American, European and Asian operations increased $53.9 million, $22.5 million and $2.2 million, respectively, over the prior year.

Direct costs increased $53.2 million, or 64.9%, from $81.9 million for fiscal 1996 to $135.0 million for 1997. This increase in direct costs was due to the increase in the number of project-related personnel, hiring, facilities, and information system costs necessary to support the increased level of operations. As a percentage of net revenue, direct costs increased from 65.5% in fiscal 1996 to 66.3% in fiscal 1997.

Selling, general, and administrative expenses increased by $15.3 million, or 53.7%, from $28.5 million for fiscal 1996 to $43.8 million for 1997. This increase was due to increased selling and administrative personnel hiring and facilities costs, in line with increasing infrastructure to accommodate the Company's growth. As a percentage of net revenue, selling, general, and administrative expenses decreased from 22.8% in fiscal 1996 to 21.5% in fiscal 1997.

Depreciation and amortization expense increased $3.4 million, or 80.1% from $4.3 million for fiscal 1996 to $7.7 million for 1997. This increase was primarily due to increased capital spending on computer equipment and facilities to support the increase in project-related personnel required to support the increased level of operations.

Income from operations increased $6.7 million, or 64.7%, from $10.4 million for fiscal 1996 to $17.1 million in 1997. As a percentage of net revenue, income from operations increased to 8.4% in fiscal 1997, from 8.3% in 1996.

Interest income increased $2.4 million in fiscal 1997 as a result of higher average balances of cash and investments. This increase was due to proceeds from the Company's public offering in March 1996 and cash generated from operations.

The Company's effective income tax rate decreased from 40.5% in fiscal 1996 to 39.4% in fiscal 1997. This decrease was attributable to changes in the mix of taxable income from the different geographic jurisdictions that the Company operated in fiscal 1997 compared to fiscal 1996.

FISCAL YEAR ENDED JUNE 30, 1996, COMPARED TO FISCAL YEAR ENDED
JUNE 30, 1995

Net revenue increased by $36.0 million, or 40.4%, from $89.1 million for fiscal 1995 to $125.1 million for 1996. This net revenue growth was attributable to an increase in the number and average contract value of contract research projects serviced by the Company.

Direct costs increased $20.6 million, or 33.6%, from $61.3 million for fiscal 1995 to $81.9 million for 1996. This increase in direct costs was due to the increase in the number of project-related personnel, facilities, and information system costs necessary to support the increased level of operations. As a percentage of net revenue, direct costs decreased from 68.8% for 1995 to 65.5% for fiscal 1996.

Selling, general and administrative expenses increased $7.4 million, or 35.2%, from $21.1 million for fiscal 1995 to $28.5 million for 1996. This increase was primarily due to increased costs associated with additional administrative personnel, greater hiring and selling costs, additional facilities to support the Company's growth, and other costs related to operating as a publicly-held company. As a percentage of net revenue, selling, general and administrative expenses decreased from 23.7% for fiscal 1995 to 22.8% for fiscal 1996.

Depreciation and amortization expense increased $360,000, or 9.2%, from $3.9 million for fiscal 1995 to $4.3 million for 1996. The change resulted from an increase in depreciation associated with increased capital expenditures, offset by a decrease in depreciation and amortization due to the write-down of impaired long-lived assets of the Company's German operations. Depreciation and amortization expense in fiscal 1995 includes approximately $588,000 related to long-lived assets which were written-down and did not recur in 1996.

Results from operations for fiscal 1995 included an $11.3 million noncash charge related to the write-down of impaired long-lived assets of the Company's German operations. Excluding the impact of the asset impairment charge, income from operations increased $7.6 million or 271.2%, from $2.8 million (or 3.1% of net revenue) in fiscal 1995 to $10.4 million (or 8.3% of net revenue) in fiscal 1996.

Interest income increased by $1.1 million in fiscal 1996. This increase resulted from higher average balances of cash and investments due primarily to proceeds from the Company's public offerings in November 1995 and March 1996.

The Company's effective income tax rate was 40.5% for fiscal 1996. The effective tax rate in fiscal 1995, excluding the effect of the $11.3 million noncash, nondeductible write-down due to the impairment of long-lived assets, would have been 38.9%.

QUARTERLY RESULTS

The following table presents unaudited quarterly operating results for the Company for each of the eleven most recent fiscal quarters in the period ended March 31, 1998. In the opinion of the Company, this information has been prepared on the same basis as the consolidated financial statements appearing elsewhere in this Prospectus and reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations for those periods. This quarterly financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of the results of any future period.


                     For the eleven quarters ended
                     March 31,   Dec.31,   Sept. 30, June 30,  March 31,  Dec 31,  Sept 30,
(in thousands)         1998        1997      1997      1997      1997      1996      1996

Net revenue         $73,067      $67,991   $62,991   $59,703   $53,584    $48,164  $42,225
Costs and expenses:
Direct costs        47,364       44,252    41,309    39,338    35,243     32,179   28,288
Selling, general
 And administrative 16,743       14,089    13,222    12,380    11,702     10,422   9,295
Depreciation and
 Amortization       5,241        3,167     2,630     2,567     2,013      1,641    1,489
Acquisition-related
 Charges            6,173        4,100     --        --        --         --       --
Total costs and
 Expenses           75,521       65,608    57,161    54,285    48,958     4,242    3,072
Income (loss) from
 Operations         $(2,454)     $ 2,383   $ 5,830   $ 5,418   $ 4,626    $ 3,922  $3,153
Net income (loss)   $(2,366)     $ 1,903   $ 4,339   $ 4,106   $ 3,645    $2,729   $2,323



                     For the eleven quarters ended
              (in thousands)        June 30,   March 31,  Dec. 31,  Sept. 30,
                                      1996       1996       1995       1995

              Net revenue           $37,135    $31,924    $29,782   $26,213
              Costs & Expenses:
               Direct costs         24,217     20,701     19,744    17,221
              Selling, general and
               admininistrative     8,591      7,456      6,563     5,890
               Depreciation                                         957
               and amortization     1,215      1,108      999
              Acquisition
              related charges       --         --         --        --
                Total costs and
                Expenses            34,023     29,265     27,306    24,068
              Income (loss) from
               Operations           $ 3,112    $ 2,659    $ 2,476   $ 2,145
              Net income (loss)     $ 1,767    $ 1,864    $ 1,571   $ 1,455



LIQUIDITY AND CAPITAL RESOURCES

Since its inception, the Company has financed its operations and growth, including acquisition costs, with cash flows from operations and the proceeds from the sale of equity securities. Investing activities primarily reflect capital expenditures for information systems enhancements, and leasehold improvements.

The Company's clinical research and development contracts are generally fixed price with some variable components and range in duration from a few months to several years. The cash flows from contracts typically consist of a down payment required to be paid at the time the contract is entered into and the balance in installments over the contract's duration, usually on a milestone-achievement basis. Revenue from contracts is recognized on a percentage-of-completion basis as the work is performed. Accordingly, cash receipts do not necessarily correspond to costs incurred and revenue recognized on contracts.

The Company's operating cash flow is influenced by changes in the levels of billed and unbilled receivables and advance billings. These account balances and the number of days revenue outstanding in accounts receivable, net of advance billings, can vary based on contractual milestones and the timing and size of cash receipts. The number of days revenue outstanding in accounts receivable, net of advance billings, was 44 days at March 31, 1998, compared to 42 days at June 30, 1997. The increase in days revenue outstanding from June 30, 1997 to March 31, 1997, was primarily due to the timing of certain project milestone billings and related payments, partially offset by an increase in advance billings. Accounts receivable, net of the allowance for doubtful accounts, increased from $53.1 million at June 30, 1996, to $82.8 million at June 30, 1997, to $102.1 million at
March 31, 1998. Advance billings increased from $32.7 million at June 30, 1996, to $46.2 million at June 30, 1997, to $54.6 million at March 31, 1998.

During the nine months ended March 31, 1998, unrestricted cash and cash equivalents increased by $18.0 million as a result of $4.4 million, $10.9 million, and $2.3 million in cash provided by operating activities, investing activities, and financing activities, respectively. Net cash provided by operating activities of $4.4 million resulted from net income, excluding noncash expenses, of $25.2 million and an increase in advance billings of $8.3 million, partially offset by increases in accounts receivable and other current assets of $25.2 million and $3.4 million, respectively. Net cash provided by investing activities of $10.9 million consisted primarily of net proceeds from sales of marketable securities of $34.6 million, partially offset by capital expenditures of $22.4 million related to facility expansions and investments in information technology. The company expects to continue to make significant investments in facility expansion and investments in information systems technology. Financing activities consisted primarily of net proceeds from the issuance of common stock of $4.5 million, partially offset by dividends of $1.3 million paid by acquired companies prior to acquisition.

Unrestricted cash and cash equivalents increased by $14.8 million during fiscal 1997 as a result of $21.5 million of cash provided by operations and $56.4 million provided by financing activities, offset by $61.8 million of cash used for investing activities and a $1.3 unfavorable effect of exchange rate changes. Net cash provided by operating activities resulted primarily from net income, excluding noncash expenses, of $21.0 million and increases in advance billings and other current liabilities of $13.5 million and $17.3 million, respectively. Cash used by operating activities included increases in accounts receivable and other current assets of $27.4 million and $2.3 million, respectively. Financing activities consisted primarily of net proceeds of approximately $57.2 million from the Company's December 1996 follow-on public offering of 2,516,300 shares of common stock, net of repayments of long-term debt of $3.5 million. Debt repayments included $2.3 million to retire third party debt assumed during the August 1996 acquisition of State and Federal Associates, Inc. Investing activities consisted of net purchases of marketable securities of $37.5 million and capital expenditures.

The Company invested approximately $25.1 million in fiscal 1997 for capital expenditures related to facility expansion and investments in information systems technology.

The Company has domestic and foreign lines of credit with banks totaling approximately $16.0 million, and a capital lease line of credit with a U.S. bank for $2.4 million. At March 31, 1998, the Company had approximately $17.8 million in available credit under these arrangements.

The Company's primary short-term and long-term cash needs are for the payment of the salaries and fringe benefits, hiring and recruiting expenses, business development costs, capital expenditures and facility-related expenses. The Company believes that its existing capital resources together with cash flows from operations and borrowing capacity under existing lines of credit will be sufficient to meet its foreseeable cash needs. In the future, the Company will consider acquiring businesses to enhance its service offerings, therapeutic base, and global presence. Any such acquisitions may require additional external financing, and the Company may from time to time seek to obtain funds from public or private issuances of equity or debt securities. There can be no assurance that such financing will be available on terms acceptable to the Company.

The statements included in Management's Discussion and Analysis of Financial Condition and Results of Operations include forward-looking statements which involve risks and uncertainties. The Company's actual experience may differ materially from that discussed above. Factors that might cause such a difference include, but are not limited to, the loss or delay of large contracts, the Company's dependence on certain industries and clients and government regulation of such industries and clients, competition or consolidation within the industry, as well as those discussed in "Risk Factors" herein and in the Company's Quarterly Report on Form 10-Q for the quarter March 31, 1998.

INFLATION

The Company believes the effects of inflation generally do not have a material adverse impact on its operations or financial condition.

YEAR 2000

Information systems are an integral part of the services the Company provides. As such the Company recognizes that it must ensure that its services and operations will not be adversely affected by Year 2000 software failures (the "Year 2000 Issue") which can arise in time-sensitive software applications with two digits to define the applicable year. In such applications, a date using "00" as the year may be recognized as the year 1900 rather than the year 2000.

The Company has formed a group, led by its Chief Information Officer, to assess the Year 2000 Issue from an internal, supplier and customer perspective. PAREXEL'S Year 2000 plan will have risk assessment, evaluation, and remediation schedules finalized during 1998. For business critical systems, remediation, validation, and implementation is already underway. This plan is being executed under the guidance of PAREXEL's senior management, who will receive periodic progress reports from the group. Although the Company believes at this time that the costs of the Year 2000 Issue will not be material to the Company, the ultimate costs are currently unknown; and such costs or the consequences of failure to correct any Year 2000 Issue could have a material impact on the Company's financial condition, business, or operations.

RECENTLY ISSUED ACCOUNTING STANDARDS

In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share," which replaces primary and fully diluted earnings per share with basic and diluted earnings per share. The Company adopted SFAS 128 in the second quarter of fiscal 1998 and restated all previously reported earnings per share data.

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in the consolidated financial statements. SFAS No. 131 establishes standards for reporting information on operating segments in interim and annual financial statements. Both statements are effective for the Company for fiscal 1999. The adoption of the new standards will not have an effect on the Company's financial position or results of operations but will result in additional interim and annual financial disclosures.

                         SELLING STOCKHOLDERS

The following table sets forth certain information regarding beneficial ownership of the Shares as of May 26, 1998 and the number of Shares which may be offered by or for the account of the Selling Stockholders or their transferees or distributees from time to time. Because the Selling Stockholders may sell all or any part of their Shares pursuant to this Prospectus, no estimate can be given as to the number of Shares that will be held by the Selling Stockholders upon termination of this offer. See "Plan of Distribution."




                                 Shares Offered      Shares owned
                   Shares          pursuant to      after offering
                Owned before          this
                  offering         Prospectus


   Selling     Number    Percent Number  Percent  Number   Percent
 Stockholders             (2)               (2)                (2)

Clarendon
Trust Company
Limited
(Joseph Eagle
1989            1,928,408    7.8%   771,364   3.1% 1,157,044  4.7%
Settlement)
("Eagle
Trust")

Gregory
Spenser         171,608       *   68,664        *     102,944       *
Caswill

Brian Harry     171,608       *   68,664        *     102,944       *
Bulley

Paul Desmond
FitzGerald      171,608       *   68,664        *     102,944       *


HSBC Trustee
(Jersey)        138,159       *   55,264        *     82,895       *
Limited

Thompson Clive
Investments     260,527    1.1%   44,211        *     216,316       *
plc

The Royal Bank
of Scotland
Trust Company
(Jersey)        87,500       *   33,158        *     54,342       *
Limited

Terrafirma
Designs         26,583       *   10,634        *     15,949       *
Limited

Clarendon
Trust Company
Limited
(Cheviot        73,334       *   73,334        *          0       *
Settlement)
("Caswill
Trust")

David           18,333       *   18,333        *          0       *
Satterthwaite

Van Der Linden
Holding BV      289,997    1.2%   87,000        *     202,997       *


Steinberg       289,997    1.2%   87,000        *     202,997       *
Holding BV

TOHO
Pharmaceutical  102,351       *   30,706        *     71,645       *
Co. Ltd.

Dr. Dieter      93,152       *   93,152        *          0       *
Russman

              3,668,560  14.9%   1,510,148     6.1%   2,158,412    8.8%



*Less than 1% of the outstanding Common Stock.
(1) Assuming all of the Shares owned by each Selling Stockholder and offered pursuant to this Prospectus are sold.
(2) As of May 26, 1998, there were 24,603,251 shares of Common Stock outstanding.

None of the Selling Stockholders has had any material relationship with the Company or any of its affiliates within the past three years except as described below.

The Eagle Trust, Mr. Gregory Spenser Caswill, Mr. Brian Harry Bulley, Mr. Paul Desmond FitzGerald, HSBC Trustee (Jersey) Limited and Terrafirma Designs Limited (the "PPS Stockholders") acquired all of their shares in connection with the acquisition by the Company of PPS Europe Limited ("PPS") and its subsidiary, Creative Communications Solutions Ltd. ("CCS"), pursuant to Share Acquisition Agreements dated March 1, 1998. Pursuant to the Share Acquisition Agreements, PPS and CCS became direct and indirect wholly-owned subsidiaries of the Company (the "PPS Acquisitions"). Thompson Clive Investments PLC, also a former PPS Stockholder, acquired 110,527 shares of the Company's Common Stock in connection with the PPS Acquisitions. The Royal Bank of Scotland Trust Company (Jersey) Limited, also a former PPS Stockholder, acquired 82,895 shares of the Company's Common Stock in connection with the PPS Acquisitions. Pursuant to the terms of Registration Rights Agreements dated February 27, 1998 by and among the Company and the former PPS Stockholders, 1,120,623 of the 2,801,396 shares of Common Stock issued in connection with the PPS Acquisitions are being offered hereby. The Company has agreed to register up to 840,387 additional shares of Common Stock issued to the former PPS Stockholders no later than February 1, 1999 and up to 840,386 additional shares of Common Stock issued to the former PPS Stockholders no later than February 1, 2000.

The Caswill Trust and Mr. David Satterthwaite (the "Genesis Stockholders") acquired their Shares in connection with the acquisition by the Company of Genesis Pharma Strategies Ltd. ("Genesis") pursuant to a Share Acquisition Agreement dated March 1, 1998. Pursuant to the Share Acquisition Agreement, Genesis became a wholly-owned subsidiary of the Company (the "Genesis Acquisition"). Pursuant to the terms of a Registration Rights Agreement dated February 27, 1998 by and among the Company and the former Genesis Stockholders, all of the 91,667 shares of Common Stock issued in connection with the Genesis Acquisition are being offered hereby.

Van Der Linden Holding BV, Steinberg Holding BV and Toho Pharmaceutical Co. Ltd. (the "MIRAI Stockholders") acquired their Shares in connection with the acquisition by the Company of MIRAI, BV ("MIRAI") pursuant to a Share Purchase Agreement dated March 1, 1998. Pursuant to the Share Purchase Agreement, MIRAI became a wholly-owned subsidiary of the Company (the "MIRAI Acquisition"). Pursuant to the terms of a Registration Rights Agreement dated February 27, 1998 by and among the Company and the former MIRAI Stockholders, 204,706 of the 682,345 shares of Common Stock issued in connection with the MIRAI Acquisition are being offered hereby.

Dr. Dieter Russman acquired his Shares in connection with the acquisition by the Company of LOGOS GmbH ("LOGOS") pursuant to a Sale and Purchase Agreement dated as of February 28, 1998. Pursuant to the Sale and Purchase Agreement, LOGOS became a wholly-owned subsidiary of the Company (the "LOGOS Acquisition"). Pursuant to the terms of a Registration Rights Agreement by and between the Company and Dr. Russman, all of the 93,152 shares of Common Stock issued in connection with the LOGOS Acquisition are being offered hereby.

Each of the Selling Stockholders represented to the Company that he or it was acquiring the Shares from the Company without any present intention of effecting a distribution of those Shares. In recognition of the fact that the Selling Stockholders may want to be able to sell their shares when they consider appropriate, the Company agreed to file with the Commission a Registration Statement on Form S-3 (the "Registration Statement") (of which this Prospectus is a part) to permit the public sale of the Shares by the Selling Stockholders from time to time and to use its best efforts to keep the Registration Statement effective until the earlier of the sale of all of the Shares pursuant to the Registration Statement or February 28, 1999. The Company will prepare and file such amendments and supplements to the Registration Statement as may be necessary to keep it effective until such time.

Pursuant to the Share Acquisition Agreements by and among the Company and the former PPS Stockholders and the former Genesis Stockholders and the Share Purchase Agreement by and among the Company and the former MIRAI Stockholders, ten percent (10%) of the shares issued to the PPS Stockholders, the Genesis Stockholders and the MIRAI Stockholders are being held in escrow until the earlier of: (i) the delivery of the audit report concerning the Company's financial statements for the fiscal year end June 30, 1998, or (ii) March 1, 1999 in the case of the PPS and Genesis Stockholders or February 28, 1999 in the case of the MIRAI Stockholders. The Shares held in escrow may be used to satisfy indemnification claims brought by the Company based upon a breach of the representations and warranties or tax indemnities of the Selling Stockholders as set forth in the Share Acquisition Agreements and Share Purchase Agreement.

Mr. A. Joseph Eagle, a life-income beneficiary of the Eagle Trust, and Messrs. Caswill, Bulley and FitzGerald were each Directors of PPS and CCS prior to the PPS Acquisitions and remain directors of PPS and CCS in their capacities as subsidiaries of the Company. Additionally, Messrs. Eagle and Bulley are directors of Pharos Healthcare Communications Ltd., a wholly owned subsidiary of PPS and Messrs. FitzGerald, Eagle and Caswill are directors of Pharos Healthcare Communications, Inc. Mr. FitzGerald is President and Mr. Caswill is Secretary and Treasurer of Pharos Healthcare Communications, Inc. Mr. Eagle is Chairman and a director and Mr. Caswill is a director, Secretary and Treasurer of The Center For Bio-Medical Communications, Inc., a wholly-owned subsidiary of PPS. Mr. Caswill is a director, Secretary and Treasurer and Mr. FitzGerald is a director and President of HealthEd Communications Inc., a subsidiary of Pharos Healthcare Communications, Inc. Mr. Eagle is a director of PPS International Communications Limited. Mr. Eagle is a director and Mr. Caswill is a director and Secretary of Cambridge Medical Publications Limited, a subsidiary of PPS. Mr. Eagle is currently President of Medical Marketing Services for the Company and a member of the Board of Directors of the Company. Mr. Richard Thompson, a shareholder and director of Thompson Clive Investments plc, was a director of PPS prior to the PPS Acquisitions but resigned as a director upon the completion of the PPS Acquisitions. Mr. Terry Brightmore, a director and major shareholder of Terrafirma Designs Ltd, was a director of PPS and CCS prior to the PPS Acquisitions and remains a director of PPS and CCS in their capacities as subsidiaries of the Company. Mr. Satterthwaite and Mr. Caswill were Directors of Genesis prior to the Genesis Acquisition and remain directors of Genesis in its capacity as a subsidiary of the Company. Except for Mr. Eagle, none of Messrs. Caswill, Bulley, FitzGerald, Brightmore or Satterthwaite are employed currently directly by the Company. Mrs. Els Van Der Linden and Mr. Louis-Paul Steinberg were both members of MIRAI's Management Board prior to the MIRAI Acquisition and Mrs. Els Van Der Linden remains on such Board in MIRAI's capacity as a subsidiary of the Company. Dr. Russman was managing director of LOGOS prior to the LOGOS Acquisition and remains managing director of LOGOS in its capacity as a subsidiary of the Company. Currently, neither Mrs. Van Der Linden nor Mr. Steinberg are employed directly by the Company.
Dr. Russman is currently Vice President of Regulatory Affairs, Europe for the Company.

Pursuant to Registration Rights Agreements by and between the Company and each of the Selling Stockholders, the Company has agreed to bear all expenses in connection with the registration and resale of the Shares (other than underwriting discounts and selling commissions and the fees and expenses of counsel and other advisors to the Selling Stockholders). See "Plan of Distribution." The Registration Rights Agreements by and among the Company and the PPS Stockholders, the Genesis Stockholders and Dr. Russman provide that the Company will indemnify such Selling Stockholders for any losses incurred by them in connection with actions arising from any untrue statement of a material fact in the Registration Statement or any omission of a material fact required to be stated therein, unless such statement or omission was made in reliance upon written information furnished to the Company by the Selling Stockholder. Similarly, the Registration Rights Agreements by and among the Company and the PPS Stockholders, the Genesis Stockholders and Dr. Russman provide that each Selling Stockholder will indemnify the Company and its officers and directors for any losses incurred by them in connection with any action arising from any untrue statement of material fact in the Registration Statement or any omission of a material fact required to be stated therein, if such statement or omission was made in reliance on written information furnished to the Company by such Selling Stockholder.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                     DESCRIPTION OF CAPITAL STOCK

The current authorized capital stock of the Company is 50,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of Preferred Stock, par value $.01 per share.

Common Stock

As of May 26, 1998, there were 24,603,251 shares of Common Stock outstanding and held of record by 138 stockholders.

Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Holders of Common Stock do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock. Holders of the Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

Preferred Stock

The Board of Directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of Preferred Stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company. There are no shares of Preferred Stock outstanding. The Company has no present plans to issue any shares of Preferred Stock.

Massachusetts Law and Certain Provisions of the Company's Restated Articles of Organization and By-Laws

The Company believes that it has more than 200 beneficial stockholders, thus making it subject to Chapter 110F of the Massachusetts General Laws, an anti-takeover law. In general, this statute prohibits a publicly held Massachusetts corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless (i) the interested stockholder obtains the approval of the board of directors prior to becoming an interested stockholder, (ii) the interested stockholder acquires 90% of the outstanding voting stock of the corporation (excluding shares held by certain affiliates of the corporation) at the time it becomes an interested stockholder, or
(iii) the business combination is approved by both the board of directors and the holders of two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). An "interested stockholder" is a person who, together with its affiliates and associates, owns (or at any time within the prior three years did own) 5% or more of the outstanding voting stock of the corporation. A "business combination" includes a merger, a stock or asset sale, and certain other transactions resulting in a financial benefit to the interested stockholder. There are no shares of Preferred Stock outstanding. The Company may at any time elect not to be governed by Chapter 110F by vote of a majority of its stockholders, but such an amendment would not be effective for twelve months and would not apply to a business combination with any person who became an interested stockholder prior to the adoption of the amendment.

The Massachusetts Business Corporation Law generally requires that publicly-held Massachusetts corporations have a classified board of directors consisting of three classes as nearly equal in size as possible, unless those corporations elect to opt out of the statute's coverage. By vote of the Board of Directors, the Company has elected to opt out of the classified board provisions of this statute and has adopted separate classified Board provisions in its Restated Articles of Organization.

The Company's By-Laws include a provision that excludes the Company from the applicability of Massachusetts General Laws Chapter 110D, entitled "Regulation of Control Share Acquisitions." In general, this statute provides that any stockholder of a corporation subject to this statute who acquires 20% or more of the outstanding voting stock of a corporation may not vote such stock unless the stockholders of the corporation so authorize. The Board of Directors may amend the Company's By-Laws at any time to subject the Company to this statute prospectively.

The Company's By-Laws require that nominations for the Board of Directors made by a stockholder comply with certain notice procedures. A notice by a stockholder of a planned nomination must be given not less than 60 and not more than 90 days prior to a scheduled meeting, provided that if less than 70 days' notice is given of the date of the meeting, a stockholder will have ten days within which to give such notice. The stockholder's notice of nomination must include particular information about the stockholder, the nominee and any beneficial owner on whose behalf the nomination is made. The Company may require any proposed nominee to provide such additional information as is reasonably required to determine the eligibility of the proposed nominee.

The By-Laws also require that a stockholder seeking to have any business conducted at a meeting of stockholders give notice to the Company not less than 60 and not more than 90 days prior to the scheduled meeting, provided that if less than 70 days' notice is given of the date of the meeting, a stockholder will have ten days within which to give such notice. The notice from the stockholder must describe the proposed business to be brought before the meeting and include information about the stockholder making the proposal, any beneficial owner on whose behalf the proposal is made, and any other stockholder known to be supporting the proposal. The By-Laws require the Company to call a special stockholders' meeting at the request of stockholders holding at least 33 1/3% of the voting power of the Company.

The Company's Restated Articles of Organization include provisions eliminating the personal liability of the Company's directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Massachusetts Business Corporation Law. Additionally, the Company's Restated Articles of Organization provide that the Company shall indemnify each person who is or was a director or officer of the Company, and each person who is or was serving or has agreed to serve at the request of the Company as a director or officer of, or in a similar capacity with, another organization or in any capacity with respect to any employee benefit plan of the Company, against all liabilities, costs and expenses reasonably incurred by any such persons in connection with the defense or disposition of or otherwise in connection with or resulting from any action, suit or other proceeding in which they may be involved by reason of being or having been such a director or officer, or by reason of any action taken or not taken in such capacity, except with respect to any matter as to which such person shall have been finally adjudicated by a court of competent jurisdiction not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Company or, to the extent such matter relates to service with respect to an employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan.

The Restated Articles of Organization provide that certain transactions, such as the sale, lease or exchange of all or substantially all of the Company's property and assets and the merger or consolidation of the Company into or with any other corporation, may be authorized by the approval of the holders of a majority of the shares of each class of stock entitled to vote thereon, rather than by two-thirds as otherwise provided by statute, provided that the transactions have been authorized by a majority of the members of the Board of Directors and the requirements of any other applicable provisions of the Restated Articles of Organization have been met.

Certain of the provisions of the Restated Articles of Organization and By-Laws discussed above would discourage or make more difficult a proxy contest or the assumption of control by a holder of a substantial block of the Company's stock. Such provisions could also have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. In addition, since the Restated Articles of Organization and By-Laws are designed to discourage accumulations of large blocks of the Company's stock by purchasers whose objective is to have stock repurchased by the Company at a premium, such provisions could tend to reduce the temporary fluctuations in the market price of the Company's stock which are caused by such accumulations. Accordingly, stockholders could be deprived of certain opportunities to sell their stock at a temporarily higher market price.

Transfer Agent and Registrar

The Transfer Agent and Registrar for the Common Stock is BankBoston,
N.A.

                         PLAN OF DISTRIBUTION

The Shares offered hereby may be sold from time to time by the Selling Stockholders for their own accounts. The Company will receive none of the proceeds from this offering. The Selling Stockholders will pay or assume brokerage commissions or other charges and expenses incurred in the resale of the Shares.

Resales of the Shares by the Selling Stockholders are not subject to any underwriting agreement. The Shares covered by this Prospectus may be sold by the Selling Stockholders or by pledgees, donees, transferees or other successors in interest. The Shares offered by each Selling Stockholder may be sold from time to time at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices. Such sales may be effected in the over-the-counter market, on the Nasdaq National Market, or on any exchange on which the Shares may then be listed.
The Shares may be sold by one or more of the following: (a) one or more block trades in which a broker or dealer so engaged will attempt to sell all or a portion of the Shares held by the Selling Stockholders as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers;
(d) in negotiated transactions, and (e) through other means. The Selling Stockholders may effect such transactions by selling Shares through customary brokerage channels, either through broker-dealers acting as agents or brokers, or through broker-dealers acting as principals, who may then resell the Shares, or at private sales or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions, commissions, or fees from the Selling Stockholders and/or purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). Any broker-dealers that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be underwriters and any commissions received by them and any profit on the resale of the Shares positioned by them might be deemed to be underwriting compensation, within the meaning of the Securities Act, in connection with such sales.

The Company intends to maintain the effectiveness of this Prospectus until February 28, 1999 or such period as may be required to satisfy the Company's obligations under the Registration Rights Agreements by and among the Selling Stockholders and the Company; provided, however, that the rights of the Selling Stockholders to resell the Shares pursuant to this Registration Statement may be suspended by the Company under certain circumstances, as set forth in the Registration Rights Agreements.

The Company will inform the Selling Stockholders that the antimanipulation rules under the Securities Exchange Act of 1934 (Regulation M - Rule 102) may apply to sales in the market and will furnish the Selling Stockholders upon request with a copy of these Rules. The Company will also inform the Selling Stockholders of the need for delivery of copies of this Prospectus.

Any Shares covered by the Prospectus that qualify for resale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

The Common Stock is quoted on the Nasdaq National Market under the symbol "PRXL."

                             LEGAL MATTERS

Certain legal matters with respect to the issuance of the Shares are being passed upon for the Company and the Selling Stockholders by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.


                                EXPERTS

The consolidated financial statements of the Company as of June 30, 1997 and 1996 and for each of the three years in the period ended June 30, 1997 included in this Prospectus, except as they relate to PPS Europe Limited, have been audited by Price Waterhouse LLP, independent accountants, and, insofar as they relate to PPS Europe Limited, by Grant Thornton, independent accountants, whose report thereon appears herein. Such financial statements have been so included in reliance on the reports of such independent accountants given on the authority of such firms as experts in auditing and accounting.
Consolidated Financial Statements

The Company acquired Kemper-Masterson, Inc.("KMI") in December 1997 and, in separate transactions, PPS Europe Limited ("PPS") and MIRAI B.V. ("MIRAI") in March 1998 in business combinations accounted for as poolings of interests (Note 3). The following Consolidated Financial Statements have been restated to include the financial position and results of operations of these acquisitions.


                   PAREXEL INTERNATIONAL CORPORATION

              INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of independent accountants .............................47
Report of independent auditors (PPS Europe, Limited)...........48
Consolidated statements of operations for the three years
  ended June 30, 1997 and for the nine months ended
  March 31, 1998 and 1997 (unaudited)..........................49
Consolidated balance sheets at June 30, 1997 and 1996 and
  at March 31, 1998 and 1997 (unaudited).......................51
Consolidated statements of stockholders' equity for the
  three years ended June 30, 1997 and for the nine months
  ended March 31, 1998 (unaudited).............................53
Consolidated statements of cash flows for the three years
  ended June 30, 1997 and for the nine months
  ended March 31, 1998 and 1997 (unaudited)....................61
Notes to consolidated financial statements.....................64
                   Report of Independent Accountants


To the Board of Directors and Stockholders of PAREXEL International Corporation:

In our opinion, based upon our audits and the report of other auditors, the accompanying consolidated balance sheets and related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of PAREXEL International Corporation and its subsidiaries at June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of PPS Europe Limited, a wholly-owned subsidiary, for fiscal years 1997, 1996 and 1995, which statements reflect total assets of $26,197,000 and $21,336,000 at November 30, 1997 and 1996,
respectively, and net revenues of $24,881,000, $18,522,000 and $14,522,000 for the years ended November 30, 1997, 1996, and 1995, respectively. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for PPS Europe Limited as of and for the periods described above, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for the opinion expressed above.


PRICE WATERHOUSE LLP

Boston, Massachusetts
August 6, 1997, except as to
Notes 3 and 16 and the effects of the poolings of interests with Kemper-Masterson, Inc.,
PPS Europe Limited and MIRAI BV which are as of March 1, 1998



REPORT OF INDEPENDENT AUDITORS

Board of Directors

PPS Europe Limited and Subsidiaries


We have audited the consolidated balance sheets of PPS Europe Limited and Subsidiaries as of November 30, 1997 and 1996, and the related consolidated statements of earnings, shareholders' equity, and cash flows for the years ended November 30, 1997, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, an all material respects, the consolidated financial position of PPS Europe Limited and Subsidiaries as of November 30, 1997 and 1996, and the consolidated results of their operations and their consolidated cash flows for the years ended November 30, 1997, 1996 and 1995, in conformity with United States generally accepted accounting principles.


GRANT THORNTON

LONDON
UNITED KINGDOM


February 6, 1998

                   PAREXEL INTERNATIONAL CORPORATION
                 CONSOLIDATED STATEMENTS OF OPERATIONS
                 (in thousands, except per share data)

                                                                                   (unaudited)
                                                 For the year ended            For the nine months
                                                      June 30,                   ended March 31,
                                            1997        1996        1995         1998        1997

Revenue                                   $272,164    $174,158   $124,368     $268,472     $192,920
Reimbursed costs                          (68,488)    (49,105)   (35,301)     (64,423)     (48,947)
Net revenue                               203,676     125,053    89,067       204,049      143,973

Costs and expenses:
  Direct costs                            135,048     81,883     61,275       132,925      95,710
  Selling, general and administrative     43,799      28,499     21,073       44,054       31,418
  Depreciation and amortization           7,710       4,280      3,920        11,038       5,144
  Acquisition-related charges             --          --         --           10,273       --
  Impairment of long-lived assets         --          --         11,253       --           --
                                          186,557     114,662    97,521       198,290      132,272
Income (loss) from operations             17,119      10,391     (8,454)      5,759        11,701

Interest income                           4,040       1,646      525          2,773        2,106
Interest expense                          (278)       (201)      (252)        (135)        (126)
Other income (expense), net               241         (654)      222          306          681
                                          4,003       791        495          2,944        2,661
Income (loss) before provision for
 income taxes                             21,122      11,182     (7,959)      8,703        14,362
Provision for income taxes                8,319       4,527      1,280        4,827        5,665
Net income (loss)                         $ 12,803    $  6,655   $ (9,239)    $  3,876     $  8,697

                   PAREXEL INTERNATIONAL CORPORATION
                 CONSOLIDATED STATEMENTS OF OPERATIONS
                 (in thousands, except per share data)


                                                For the year ended               (unaudited)
                                                                             For the nine months
                                                     June 30,                  ended March 31
                                           1997        1996        1995       1998         1997

Earnings (loss) per share:
   Basic                                 $0.59       $0.42        $(2.02)   $0.16        $0.41
   Diluted                               $0.56       $0.39        $(2.02)   $0.16        $0.40

Shares used in computing earnings
 (loss) per common share:
   Basic                                 21,628      15,801      4,580      23,846       21,052
   Diluted                               22,822      17,255      4,580      24,776       21,633



    The accompanying notes are an integral part of the consolidated financial statements.

                   PAREXEL INTERNATIONAL CORPORATION
                      CONSOLIDATED BALANCE SHEETS
                   (in thousands, except share data)

                                                                                        (unaudited)
                                                                 June 30,                March 31,
                                                            1997            1996           1998
   ASSETS
   Current Assets:
   Cash and cash equivalents:
     Unrestricted                                             $ 36,626      $ 21,875       $ 54,628
     Restricted                                                  1,967         2,129          1,663
   Marketable securities                                        67,713        30,147         32,164
   Accounts receivable, net                                     82,827        53,064        102,103
   Other current assets                                         15,260        11,262         18,014
     Total current assets                                      204,394       118,477        208,572
   Property and equipment, net                                  33,508        13,739         44,115
   Other assets                                                  2,643         3,505          6,908
     Total assets                                             $240,544      $135,721       $259,595
   LIABILITIES AND STOCKHOLDERS' EQUITY
   Current Liabilities:
     Notes payable and current
      portion of long-term debt                               $  2,236      $  1,468       $    989
     Accounts payable                                           10,425        10,044         10,393
     Advance billings                                           46,170        32,716         54,634
     Other current liabilities                                  31,565        18,568         28,230
       Total current liabilities                                90,396        62,796         94,246

   Long-term debt                                                  136           466             24
   Other liabilities                                             2,564         2,671          1,950
       Total liabilities                                        93,096        65,933         96,220

                   PAREXEL INTERNATIONAL CORPORATION
                      CONSOLIDATED BALANCE SHEETS
                   (in thousands, except share data)


                                                                                       (unaudited)
                                                                 June 30,                March 31
                                                            1997            1996           1998

Commitments (Note 15)
Stockholders' equity:
Preferred stock - $.01 par value; shares authorized:
  5,000,000; none issued and outstanding               --                --            --
Common stock - $.01 par value; shares authorized:  50,000,000 at March 31, 1998 (unaudited), and at June 30, 1997, and
  25,000,000 at June 30, 1996; shares issued:  24,606,772
  at March 31 1998 (unaudited), 24,021,082, at June 30,
  1997, and 18,927,823 at June 30, 1996; shares outstanding:
  24,577,360 at March 31, 1998 (unaudited), 23,991,670 at
  June 30, 1997, and 18,898,411 at June 30, 1996        240              189           246
Additional paid-in capital                              136,549          70,390        149,472
Retained earnings (accumulated deficit)                 11,585           (1,136)       14,591
Cumulative translation adjustment                       (926)            345           (934)
      Total stockholders' equity                        147,448          69,788        163,375
                                                        $240,544            $135,721   $259,595




The accompanying notes are an integral part of the consolidated financial statements.


            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY




                                          Convertible Preferred                Common Stock
                                                  Stock
                                                                                           Additional
                                          Number of     Issuance     Number of     Par      Paid-In
(in thousands, except share data)          Shares      Price, Net      Shares     Value     Capital

Balance at June 30, 1994                  2,327,744       $23,683    4,913,913     $49     $4,007
Shares issued under
 stock option plans                                                  43,972       2        64
Deferred compensation                                                                      183
Repurchase of common shares                                          (2,746)               (17)
Proceeds from stock subscriptions
 receivable
Foreign currency translation
Common stock dividends paid by
 acquired companies
Net loss

Balance at June 30, 1995                   2,327,744       23,683     4,955,139     51     4,237


The accompanying notes are an integral part of the consolidated financial statements.

            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                          Retained         Stock        Cumulative        Total
                                          Earnings     Subscriptions    Translation   Stockholders'
(in thousands, except share data)       (Accumulated    Receivable      Adjustment       Equity
                                          Deficit)

Balance at June 30, 1994                $3,583         $(163)           $(454)        $30,705
Shares issued under stock option
 plans                                                                                66
Deferred compensation                                                                 183
Repurchase of common shares                                                           (17)
Proceeds from stock subscriptions
 receivable                                            6                              6
Foreign currency translation                                            774           774
Common stock dividends paid by
 acquired companies                     (506)                                         (506)
Net loss                                (9,239)                                       (9,239)

Balance at June 30, 1995                     (6,162)   (157)            320           21,972


The accompanying notes are an integral part of the consolidated financial statements.



            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                         Convertible Preferred               Common Stock
                                                 Stock
                                         Number of     Issuance     Number of      Par    Additional
(in thousands, except share data)         Shares        Price,        Shares      Value     Paid-in
                                                          Net                               Capital

Balance at June 30, 1995                2,327,744      23,683        4,955,139     51         4,237
Convertible preferred stock issued
 upon exercise of warrants              176,887        1,769
Proceeds from stock subscriptions
 receivable
Conversion of preferred stock into
 common upon initial public offering    (2,504,631)    (25,452)      8,956,016     88        25,364
Payment of accrued preferred stock
 dividends
Net proceeds from public offerings                                   4,200,000     42        36,845
Shares issued under stock option
 plans                                                                 625,620    6             405
Deferred compensation                                                                           337
Acquisitions (Note 3)                                                  161,636    2             144
Income tax benefit from exercise of
 stock options                                                                                3,058
Net unrealized gain on marketable
 securities
Common stock dividends paid by
 acquired companies
Foreign currency translation
Net income

Balance at June 30, 1996                    --            --        18,898,411    189        70,390


The accompanying notes are an integral part of the consolidated financial statements.

            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                         Retained          Stock        Cumulative        Total
                                         Earnings      Subscriptions    Translation   Stockholders'
(in thousands, except share data)      (Accumulated     Receivable      Adjustment        Equity
                                         Deficit)

Balance at June, 30 1995               (6,162)         (157)            320           21,972
Convertible preferred stock issued
 upon exercise of warrants                                                            1,769
Proceeds from stock subscription
 Receivable                                            157                            157
Conversion of preferred stock into
 common upon initial public offering                                                  --
Payment of accrued preferred stock
 Dividends                             (940)                                          (940)
Net proceeds from public offerings                                                    36,887
Shares issued from stock option
 Plans                                                                                411
Deferred compensation                                                                 337
Acquisitions (Note 3)                  (76)                                           70
Income tax benefit from exercise
 of stock options                                                                     3,058
Net unrealized gain on marketable
 Securities                            44                                             44
Common stock dividends paid by
 acquired companies                    (657)                                          (657)
Foreign currency translation                                            25            25
Net income                             6,655                                          6,655

Balance at June 30, 1996               (1,136)         --               345           69,788

The accompanying notes are an integral part of the consolidated financial statements.

            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY




                                          Convertible Preferred              Common Stock
                                                  Stock
                                                       Issuance                           Additional
                                          Number of     Price,     Number of     Par        Paid-In
(in thousands, except share data)          Shares         Net        Shares     Value       Capital

Balance at June 30, 1996                 --            --          18,898,411   189       70,390
Net proceeds from public offerings                                 2,516,300    25        57,161
Shares issued under stock option and
 purchase plans                                                    1,364,898    14        3,354
Deferred compensation                                                                     1,048
Income tax benefit from exercise of
 stock options                                                                            4,527
Income tax benefit from building
 Acquisition                                                                              320
Net unrealized gain on marketable
 Securities
Acquisitions (Note 3)                                              1,217,841    12        30
Foreign currency translation
Dividends paid by acquired companies
Elimination of KMI's net activity
 duplicated for the six months ended
 December 31, 1996 (Note 3)                                        (5,780)                (281)
Net income

Balance at June 30, 1997                 --            --          23,991,670    240      136,549


The accompanying notes are an integral part of the consolidated financial statements.



            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                         Retained         Stock        Cumulative        Total
                                         Earnings      Subscription   Translation    Stockholders'
(in thousands, except share data)      (Accumulated     Receivable     Adjustment        Equity
                                         Deficit)

Balance at June 30, 1996               (1,136)              --                 345   69,788
Net proceeds from public offerings                                                   57,186
Shares issued under stock option
 and purchase plans                                                                  3,368
Deferred compensation                                                                1,048
Income tax benefit from exercise
 of stock options                                                                    4,527
Income tax benefit from building
 acquisition                                                                         320
Net unrealized gain on marketable
 securities                            97                                            97
Acquisition (Note 3)                   1,231                                         1,273
Foreign currency translation                                               (1,271)   (1,271)
Dividends paid by acquired companies   (1,293)                                       (1,293)
Elimination of KMI's net activity
 duplicated for the six months
 ended December 31, 1996 (Note 3)      (117)                                         (398)
Net income                             12,803                                        12,803

Balance at June 30, 1997               11,585               --               (926)   147,448

The accompanying notes are an integral part of the consolidated financial statements.

            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                           Convertible Preferred               Common Stock
                                                   Stock
                                                         Issuance                          Additional
                                            Number of     Price,     Number of     Par      Paid-In
(in thousands, except share data)            Shares         Net        Shares     Value     Capital

Balance at June 30, 1997                   --            --          23,991,670   240      136,549
Shares issued under stock option
 plans (unaudited)                                                   369,255      4        7,354
Deferred compensation (unaudited)                                                          2,198
Income tax benefit from exercise of
 stock options (unaudited)                                                                 2,400
Net unrealized loss on marketable
 Securities (unaudited)
Acquisitions (Note 3) (unaudited)                                    216,435      2        1,227
Acquisition costs reimbursed by
 Shareholders (unaudited)                                                                  300
Foreign currency translation
 (unaudited)
Elimination of PPS and MIRAI net
 Activity duplicated for the six months
 ended November 30 and December 31,
 1997 (Note 3) (unaudited)                                                                 (556)
Net income (unaudited)

Balance at March 31, 1998 (unaudited)      --            --          24,577,360   $ 246    $149,472

The accompanying notes are an integral part of the consolidated financial statements.

            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                             Retained         Stock        Cumulative        Total
                                             Earnings     Subscriptions   Translation    Stockholders'
(in thousands, except share data)          (Accumulated    Receivable      Adjustment       Equity
                                             Deficit)

Balance at June 30, 1997                   11,585         --              (926)          147,448
Shares issued under stock option
 and purchase plans (unaudited)                                                          7,358
Deferred compensation (unaudited)                                                        2,198
Income tax benefit from exercise
 of stock options (unaudited)                                                            2,400
Net unrealized loss on marketable
 Securities (unaudited)                    (141)                                         (141)
Acquisitions (Note 3) (unaudited)          311                                           1,540
Acquisition costs reimbursed by
 Shareholders (unaudited)                                                                300
Foreign currency translation                                              (8)            (8)
 (unaudited)
Elimination of PPS and MIRAI net
 Activity duplicated for the six months
 ended November 30 and December 31,
 1997 (Note 3) (unaudited)                 (1,040)                                       (1,596)
Net income (unaudited)                     3,876                                         3,876

Balance at March 31, 1998 (unaudited)      $14,591        --              $(934)         $163,375


The accompanying notes are an integral part of the consolidated financial statements.



                 CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (in thousands)


                                                                                   (unaudited)
                                                For the year ended             For the nine months
                                                     June 30,                    ended March 31,
                                            1997        1996      1995          1998        1997
Cash flows from operating activities:
  Net income (loss)                          $12,803     $  6,655    $(9,239)    $3,876      $8,697
  Adjustments to reconcile net income
   (loss) to net cash provided by
   operating activities:
    Depreciation and amortization            7,710       4,280       3,920       11,038      5,144
    Stock compensation expense               1,048       337         184         --          387
    Restructuring transactions               --          (135)       (683)       --          --
    Impairment of long-lived assets          --          --          11,253      --          --
    Acquisition-related charges              --          --          --          10,273      --
   Change in assets and liabilities,
    net of effects from acquisitions:
     Restricted cash                         168         (1,597)     (929)       1,108       835
     Accounts receivable, net                (27,373)    (23,625)    (1,159)     (25,200)    (22,738)
     Other current assets                    (2,068)     (3,865)     79          (3,395)     (881)
     Other assets                            (192)       (2,013)     23          (2,032)     604
     Accounts payable                        (834)       1,543       1,718       494         (2,378)
     Advance billings                        13,456      16,731      5,683       8,313       13,013
     Other current liabilities               16,590      8,615       3,209       (1,751)     5,069
     Other liabilities                       699         987         (167)       1,645       446

Net cash provided by operating activities    22,007      7,913       13,892      4,369       8,198

The accompanying notes are an integral part of the consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (in thousands)
                                                                                     (unaudited)
                                                  For the year ended             For the nine months
                                                       June 30,                    ended March 31,
                                               1997        1996        1995       1998        1997
Cash flows from investing activities:
  Purchase of marketable securities        (118,698)     (131,903)    (3,510)    (90,217)   (77,268)
  Proceeds from sale of marketable
   securities                              81,223        104,128      2,710      124,803    74,436
  Cash related to acquisition activities   781           52           --         33         781
  Purchase of property and equipment       (25,112)      (7,461)      (4,988)    (22,358)   (15,795)
  Other investing activities               --            --           --         (1,410)    --
Net cash provided (used) by investing
 activities                                (61,806)      (35,184)     (5,788)    10,851     (17,846)
Cash flows from financing activities:
  Proceeds from issuance of common stock   60,554        37,298       66         4,453      59,702
  Proceeds from issuance of convertible
   preferred stock                         --            1,769        --         --         --
  Cash received from stock
   subscriptions                           --            157          6          --         --
  Purchase of treasury stock               --            --           (17)       --         --
  Net proceeds (repayments) under line
   of credit                               63            619          (275)      (497)      239
  Proceeds from long term debt             --             56           200        --         --
  Repayments of long-term debt             (3,464)       (1,001)      (751)      (386)      (3,243)
  Dividends paid                           (1,293)       (1,597)      (506)      (1,293)    --
Net cash provided (used) by financing
 activities                                55,860        37,301       (1,277)    2,277      56,698

The accompanying notes are an integral part of the consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (in thousands)

                                                                                       (unaudited)
                                                                                   For the nine months
                                                  For the year ended June 30,        ended March 31,
                                              1997       1996        1995       1998        1997
Elimination of net cash activities of
 acquired companies for the duplicated
 periods                                         (21)       --          --          672        (21)
Effect of exchange rate changes on
 unrestricted cash and cash equivalents          (1,289)    349         (36)        (167)      (1,572)
Net increase in unrestricted cash and
 cash equivalents                                14,751     10,379      6,791       18,002     45,457
Unrestricted cash and cash
 equivalents at beginning of period              21,875     11,496      4,705       36,626     21,875
Unrestricted cash and cash
 equivalents at end of period                    $36,626    $21,875     $11,496     $54,628    $67,332

Supplemental disclosures of cash flow
 information:
  Cash paid during the year for:
   Interest                                      $  283      $  267     $  321      $  147     $  139
   Income taxes                                  $1,909      $3,038     $  870      $1,494     $1,857

Supplemental disclosures of noncash
 financing activities:
  Property and equipment acquired
   under capital lease obligations               $  323      $  552     $1,265      --         $323
  Income tax benefit from exercise of
   stock options                                 $4,527      $3,058     --          $2,440     --
  Income tax benefit from building
   acquisition                                   $  320      --         --          --         $  320

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  DESCRIPTION OF BUSINESS

The Company is a leading contract research organization ("CRO") providing a broad range of knowledge-based product development and product launch services on a contract basis to the worldwide pharmaceutical, biotechnology, and medical device industries. The Company has developed expertise in such disciplines as: clinical trials management, biostatistical analysis and data management, medical marketing, clinical pharmacology, regulatory and medical consulting, information technology, industry training and publishing, and other drug development consulting services.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been restated to give effect to the acquisitions of PPS Europe Limited and MIRAI BV by the Company in March 1998. The acquisitions were accounted for as poolings of interest (Note 3).

The consolidated financial statements include the accounts of PAREXEL International Corporation and its wholly-owned subsidiaries. In fiscal year 1997, the Company's French subsidiary changed its year end to June 30, which resulted in a 13-month year. The additional month is included in the results of operations for fiscal 1997 and does not materially affect the Company's consolidated financial statements.
The Company's German subsidiary operates on a May 31 fiscal year. All significant intercompany accounts and transactions have been eliminated.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. Actual results may differ from those estimates.

Interim Financial Data (Unaudited)

The interim financial data as of March 31, 1998, and for the nine months ended March 31, 1998 and 1997, included in the accompanying consolidated financial statements and notes thereto, is unaudited; however, in the opinion of the Company, the interim financial data include all adjustments, consisting only of normal recurring adjustments (except for the items discussed in Note 3) necessary for a fair presentation of the results for the interim periods. The interim financial data are not necessarily indicative of the results of operations for a full fiscal year.

Revenue

Fixed price contract revenue is recognized using the percentage-of-completion method based on the ratio that costs incurred to date bear to estimated total costs at completion. Revenue from other contracts is recognized as services are provided. Revenue related to contract modifications is recognized when realization is assured and the amounts are reasonably determinable. Adjustments to contract cost estimates are made in the periods in which the facts that require the revisions become known. When the revised estimate indicates a loss, such loss is provided in the current period in its entirety. "Unbilled accounts receivable" represents revenue recognized in excess of amounts billed. "Advance billings" represents amounts billed in excess of revenue recognized.

Investigator Fees

Investigator fees are accrued as investigator services are rendered. The timing of payments to investigators is determined by reference to predetermined contractual arrangements, which may differ from the accrual of the expense. Payments to investigators in excess of amounts accrued are classified as prepaid expenses included in other current assets, and accrued expenses in excess of amounts paid are classified as other current liabilities.

Cash, Cash Equivalents, Marketable Securities, and Financial
Instruments

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Marketable securities include securities purchased with original maturities of greater than three months. Cash equivalents and marketable securities are classified as "available for sale" and are carried at fair market value. Unrealized gains and losses are recorded as part of stockholders' equity. Restricted cash consists of advances and deposits from customers subject to certain restrictions.

The Company occasionally purchases securities with seven-day put options that allow the Company to sell the underlying securities in seven days at par value. The Company uses these derivative financial instruments on a limited basis to shorten contractual maturity dates, thereby managing interest rate risk. Approximately $2.7 million of securities were subject to seven-day put options at June 30, 1997, and $1.0 million at June 30, 1996. The Company does not hold derivative instruments for trading purposes.

The fair value of the Company's financial instruments are not materially different from their carrying amounts at June 30, 1997 and 1996.

Concentration of Credit Risk

Financial instruments which potentially expose the Company to concentrations of credit risk include trade accounts receivable. However, such risk is limited due to the large number of clients and their international dispersion. In addition, the Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management expectations. No single customer accounted for more than 10% of the Company's consolidated net revenue for the years ended June 30, 1997, 1996, and 1995.

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets ranging from three to eight years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the remaining lease term. Repair and maintenance costs are expensed as incurred.

Intangible Assets

Intangible assets consist principally of goodwill, customer lists, covenants not to compete, and other intangible assets attributable to businesses acquired. Goodwill represents the excess of the cost of businesses acquired over the fair value of the related net assets at the date of acquisition. Intangible assets are amortized using the straight-line method over their expected useful lives ranging from five to twenty years.

Intangible assets of $3.0 million and $3.4 million, included in Other Assets, are net of accumulated amortization of $2.0 million and $2.1 million as of June 30, 1997 and 1996, respectively. Amortization expense was $333,000, $290,000, and $570,000 for the fiscal years ended June 30, 1997, 1996, and 1995, respectively.

Impairment of Long-Lived Assets

The Company periodically assesses the recoverability of the carrying amount of long-lived assets, including intangible assets. A loss is recognized when expected future cash flows (undiscounted and without interest) are less than the carrying amount of the asset. The amount of the impairment loss is determined as the difference by which the carrying amount of the asset exceeds the fair value of the asset.

In fiscal 1995, the Company assessed the realizability of long-lived assets of PAREXEL GmbH in response to various factors at that time including a decline in revenue resulting in a significant net loss at the subsidiary coupled with revisions to drug development regulations in both Germany and Europe which were expected to have a further adverse effect of its results of operations. As a result of the Company's assessment, an impairment loss of $11.3 million was recorded in fiscal 1995 for the excess of the carrying amount over the estimated fair value of PAREXEL GmbH determined using a discounted cash flow valuation technique with a discount rate of 19.5% based on the calculated cost of capital of PAREXEL GmbH.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109. Deferred tax assets and liabilities are recognized for the expected future tax consequences, utilizing current tax rates, of temporary differences between the carrying amounts and the tax bases of assets and liabilities.
Deferred tax assets are recognized, net of any valuation allowance, for the estimated future tax effects of deductible temporary differences and tax operating loss and credit carryforwards. Deferred income tax expense represents the change in the net deferred tax asset and liability balances.

Foreign Currency

Assets and liabilities of the Company's international operations are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at average exchange rates during the year. Translation adjustments are accumulated in a separate component of stockholders' equity. Realized gains and losses recorded in the statements of operations were not material for each period presented.

Earnings Per Share

Earnings per share has been calculated in accordance with Statement of Financial Accounting Standards No. 128, (SFAS No. 128) "Earnings per Share." Basic earnings per share is calculated based on the weighted average number of common shares outstanding during the period.
Diluted earnings per share is calculated based on the weighted average number of common shares and dilutive common equivalent shares assumed outstanding during the period.

Stock-Based Compensation

The Company accounts for employee stock awards in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and provides pro forma disclosures required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation."

Recently Issued Accounting Standards

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in the consolidated financial statements. SFAS No. 131 establishes standards for reporting information on operating segments in interim and annual financial statements. Both statements are effective for the Company for fiscal 1999. The adoption of the new standards will not have an effect on the Company's financial position or results of operations but will result in additiional disclosures in interim and annual financial statements.

NOTE 3.  ACQUISITIONS AND RELATED CHARGES

In March 1998 the Company acquired, in separate transactions, PPS Europe Limited ("PPS"), a leading marketing and clinical communications firm, servicing the international pharmaceutical industry based in the U.K. and MIRAI B.V. ("MIRAI"), a full service, pan-European contract research organization based in the Netherlands. The Company issued 2,774,813 shares of common stock in exchange for all of the outstanding ordinary shares of PPS and 134,995 common stock options in exchange for all of the outstanding ordinary share options of PPS based on the exchange ratio for the acquisition. The Company issued 682,345 shares of common stock in exchange for all of the outstanding shares of MIRAI. Both acquisitions were accounted for as poolings of interests. The Company's historical consolidated financial statements have been restated to include the financial position and results of operations of PPS and MIRAI for all periods prior to the acquisitions.

Due to the differing fiscal year ends of PPS (November 30) and MIRAI (December 31), financial information for dissimilar fiscal years has been combined with the Company. The consolidated statements of operations of the Company for fiscal 1997, 1996, and 1995 combines the Company's results of operations for the years ended June 30, 1997, 1996 and 1995 with the results of operations of PPS and MIRAI for their respective fiscal years ended November 30 and December 31, 1997, 1996 and 1995.

The consolidated statement of operations of the Company for the nine months ended March 31, 1997 includes the results of operations of PPS and MIRAI for the nine months ended August 31 and September 30, 1997, respectively. Effective in March 1998, the Company changed the fiscal year end of PPS from November 30 to May 31 and the fiscal year end of MIRAI from December 31 to June 30. As such, the statement of operations for the nine months ended March 31, 1998, includes the results of operations of PPS and MIRAI for the nine months ended February 28 and March 31, 1998, respectively. As a result of conforming fiscal year ends, the results of operations of PPS and MIRAI for the six months ended November 30 and December 31, 1997, respectively, are duplicated in the combined statements of operations for fiscal 1997 and 1998. Therefore, net income for one of the duplicated periods was eliminated from stockholders' equity. The following represents the duplicated amounts included in both the results of operations for fiscal years 1997 and 1998:

         ($ in thousands)         PPS        MIRAI      TOTAL

         Net revenue           $13,205     $4,891     $18,096
         Operating income      1,553       438        1,991
         Net income            697         343        1,040

Revenue and net income for the previously separate companies are as follows:





                                Year ended June 30,
                                                              Six
                                                             months
                                                             ended
                                                            December
                                                              31,
     (in thousands)         1997       1996       1995        1997
     Net revenue
      PAREXEL             $159,679   $ 88,006   $ 58,573    $106,363
      KMI                   10,676      9,355   8,520          6,523
      PPS                   24,881     18,522   14,522        13,205
      MIRAI                  8,440      9,170   7,452          4,891
                          $203,676   $125,053   $89,067     $130,982
     Net income (loss)
      PAREXEL              $10,848     $4,599   $(10,630)      4,478
      KMI                      189         94   (41)             725
      PPS                    1,201      1,721   1,308            697
      MIRAI                    565        241   124              342
                           $12,803     $6,655   $(9,239)      $6,242


Also in March 1998 the Company acquired, in separate transactions, Genesis Pharma Strategies Limited ("Genesis"), a physician-focused marketing and clinical communications firm servicing the international pharmaceutical industry and LOGOS GmbH ("LOGOS"), a provider of regulatory services to pharmaceutical manufacturers. The Company issued 91,667 and 93,152 shares of common stock in exchange for all of the outstanding capital stock of Genesis and LOGOS, respectively.
Both acquisitions were accounted for as poolings of interests. The historical results of operations and financial position of Genesis and LOGOS are not material, individually or in aggregate, to the Company's historical financial statements. Therefore, prior period amounts have not been restated and results of operations of Genesis and LOGOS have been included in the consolidated results since acquisition.

In connection with the acquisitions during fiscal 1998, the Company incurred acquisition-related charges of $10.3 million consisting principally of noncash compensation attributed to stock options of KMI and PPS (See Note 11), an accelerated compensation payment to a PPS executive pursuant to a pre-existing employment agreement, and legal, accounting and other transaction related fees.

In addition, the Company recorded a $1.6 million provision during the fiscal quarter ended March 31, 1998, to increase the accounts receivable reserves of PPS and MIRAI to conform reserve estimates with company policy which has been reflected in selling, general and administrative expense in the accompanying consolidated statement of operations. The Company also recorded a $1.7 million charge to depreciation and amortization expense resulting from a change in estimate of the remaining service lives of certain computer equipment arising from integration activities associated with acquisitions and a company-wide program implemented to upgrade and standardize its information technology platform. The aggregate effect of these changes in estimates was an increase in operating expenses of $3.3 million and a decrease in both basic and diluted earnings per share of $0.09 for the nine months ended March 31, 1998.

In December 1997 the Company acquired Kemper-Masterson, Inc. ("KMI), a leading regulatory consulting firm based in Massachusetts in a business combination accounted for as a pooling of interests. The Company issued 581,817 shares of common stock in exchange for all of the outstanding shares of KMI. The Company's historical consolidated financial statements have been restated to include the financial position and results of operations of KMI for all periods prior to the acquisition. As a result of conforming dissimilar year ends, KMI's results of operations for the six months ended December 31, 1996 (including revenue, operating income, and net income of $5.0 million, $167,000, and $117,000, respectively) were duplicated in the consolidated statements of operations for fiscal 1997 and 1996. Therefore, net income and equity activity for one of the duplicated six-month periods ended December 31, 1996, was eliminated from stockholders' equity.

In September 1997 the Company acquired substantially all of the assets of Perceptive Systems, Inc., a Colorado corporation doing business as Hayden Image Processing Group ("Hayden") in exchange for 5,035 shares of the Company's common stock. In addition, Hayden will receive three annual contingent payments (not exceeding $228,000 in aggregate) of the Company's common stock, based on net receipts generated by certain acquired assets. The transaction was accounted for as a purchase for financial accounting purposes.

In February 1997, the Company acquired, in separate transactions, RESCON, Inc., a medical marketing consulting business located in the Washington, D.C. area, and Sheffield Statistical Services, Ltd. (S-Cubed), a company located in the United Kingdom that specializes in biostatistical analysis. The Company issued a total of 209,537 shares of common stock in exchange for all the outstanding shares of RESCON and S-Cubed. In August 1996, the Company acquired, in separate transactions, Lansal Clinical Pharmaceutics, Limited (Lansal), a contract research organization located in Israel, and State and Federal Associates, Inc. (S&FA), a medical marketing business located in the Washington, D.C. area. The Company issued 1,008,304 shares of common stock in exchange for all of the outstanding shares of Lansal and S&FA. In June 1996, the Company acquired, in separate transactions, Sitebase Clinical Systems, Inc. (Sitebase), a provider of remote data entry technology, and Caspard Consultants (Caspard), a Paris-based biostatistical and data management consulting company.
The Company issued a total of 161,636 shares of common stock in exchange for all of the outstanding shares of Sitebase and Caspard. These transactions were accounted for as poolings of interests. The Company's financial statements were not restated as the historical results of operations of the acquired companies were material.

NOTE 4.  INVESTMENTS

Available-for-sale securities included in cash and cash equivalents as of June 30, 1997 and 1996, consisted of the following:

       ($ in thousands)                   1997           1996

       Money market                      $   988        $ 2,492
       Municipal securities                1,000         10,000
       Repurchase agreements              20,210          1,141
                                         $22,198        $13,633

Available-for-sale securities included in marketable securities at June 30, 1997, consisted of the following:



                          Amortized       Unrealized        Fair
   ($ in thousands)          Cost       Gains    Losses    Value

   Municipal securities      $ 3,785    $  5       $(2)    $ 3,788
   Federal government
    Securities                24,222    --          (1)     24,221
   Corporate debt
    Securities                39,565    140          (1)     39,704
                             $67,572     $145      $(4)    $67,713

Available-for-sale securities included in marketable securities at June 30, 1996, consisted of the following:


                          Amortized       Unrealized        Fair
    ($ in thousands)         Cost       Gains   Losses     Value
   Municipal securities      $16,972      $ 3     $(34)    $16,941
   Federal government
    Securities                11,172       66       (1)     11,237
   Corporate debt
    Securities                 1,959       10   --           1,969
                             $30,103      $79     $(35)    $30,147


The contractual maturity of available-for-sale securities at June 30, 1997, was $67.3 million within one year, $19.1 million over one year and less than five years, and $2.7 million over five years. Proceeds from the maturities and sales of available-for-sale securities amounted to approximately $1.9 billion for the year ended June 30, 1997, $568 million for the year ended June 30, 1996, and $3 million for the year ended June 30, 1995. Purchases amounted to approximately $1.9 billion for the year ended June 30, 1997, $607 million for the year ended June 30, 1996, and $4 million for the year ended June 30, 1995. Gains and losses realized upon the sale of securities (the cost of which is based upon the specific identification method) were not significant.

NOTE 5.  ACCOUNTS RECEIVABLE

Accounts receivable at June 30, 1997 and 1996, consisted of the following:

    ($ in thousands)                        1997          1996
    Billed                                $53,939       $33,101
    Unbilled                              32,272        21,983
    Allowance for doubtful accounts       (3,384)       (2,020)
                                          $82,827       $53,064

NOTE 6.  PROPERTY AND EQUIPMENT

Property and equipment at June 30, 1997 and 1996, consisted of the following:

    ($ in thousands)                         1997         1996
    Computer and office equipment           $29,855       $16,205
    Computer software                         5,351         1,767
    Furniture and fixtures                   12,228         5,972
    Leasehold improvements                    2,311           677
    Building                                  2,757            --
    Other                                     2,065         2,090
                                             54,567        26,711
    Less accumulated depreciation
     And amortization                        21,059        12,972
                                            $33,508       $13,739


Included in the above amounts is computer and office equipment acquired under capital lease obligations of approximately $3.9 million and $3.6 million at June 30, 1997 and 1996, respectively. Accumulated depreciation on computer and office equipment under capital leases totaled approximately $2.5 million and $1.8 million at June 30, 1997 and 1996, respectively.

Depreciation and amortization expense relating to property and equipment was approximately $7.0 million, $4.0 million, and $3.4 million for the years ended June 30, 1997, 1996, and 1995, respectively, of which $603,000, $656,000, and $427,000 related to amortization of property and equipment under capital leases.

NOTE 7.  OTHER CURRENT LIABILITIES

Other current liabilities at June 30, 1997 and 1996, consisted of the following:

    ($ in thousands)                        1997          1996
    Accrued compensation and
      Withholding                         $12,420       $ 7,306
    Accrued investigator fees             1,100         1,565
    Other                                 18,045        9,697
                                          $31,565       $18,568

NOTE 8.  CREDIT ARRANGEMENTS

The Company has domestic and foreign line of credit arrangements with banks totaling approximately $15.4 million. The lines are collateralized by accounts receivable and fixed assets, payable on demand, and bear interest at rates ranging from 4.9% to 9.5% at June 30, 1997). The lines of credit expire at various dates through April 1998 and are renewable. There was approximately $1.3 million and $600,000 outstanding under these lines of credit at June 30, 1997 and 1996, respectively.

The Company has a renewal $2.4 million capital lease line of credit with a U.S. bank for the financing of property and equipment. This line is collateralized by property and equipment. Borrowings under this line are payable over a three-year term with interest fixed at the five-year U.S. Treasury note rate plus 2.5% (8.03% at June 30, 1997). Available capacity under this line was approximately $2.0 million at June 30, 1997.

Long-term debt at June 30, 1997 and 1996, consisted of borrowings under the capital lease line. The fair value of debt is estimated based on the market value for similar debt and approximates carrying value at June 30, 1997 and 1996. Aggregate lease obligations bear a weighted average interest rate of approximately 8.3% at June 30, 1997, and 7.9% at June 30, 1996. Long-term debt matures as follows: $89,000 in fiscal 1999, $17,000 in fiscal 2000, and $30,000 in fiscal 2001.

NOTE 9.  STOCKHOLDERS' EQUITY

On January 28, 1997, the Board of Directors of the Company declared a two-for-one stock split of the Company's common stock, payable in the form of a 100% stock dividend to be distributed to stockholders of record as of the close of business on February 7, 1997. All share and per share data included in these consolidated financial statements have been restated to reflect the two-for-one stock split.

As of June 30, 1997 and 1996, there were 5 million shares of preferred stock, $0.01 per share, authorized, but none were issued or outstanding. Preferred stock may be issued at the discretion of the Board of Directors (without stockholder approval) with such designations, rights and preferences, as the Board of Directors may determine.

There were 29,412 shares of common stock held in treasury as of June 30, 1997 and 1996, at a cost of $17,430.

NOTE 10.  EARNINGS PER SHARE

The following table is a summary of shares used in calculating basic and diluted earnings per share:


                                                                         (unaudited)
                                                                      Nine months ended
                                          Year ended June 30,             March 31,
  (in thousands)                       1997       1996      1995       1998      1997

  Weighted average number of shares
    Outstanding                        21,628    15,801   4,580       23,846     21,052

  Contingently issuable common
    Shares                                467       371   --             379        459

  Dilutive common stock options           727     1,083   --             551        122
  Shares used in computing diluted
    Earnings per share                 22,822    17,255   4,580       24,776     21,633



Due to the Company's net loss for the year ended June 30, 1995, 4,237 shares of convertible preferred stock, 1,361 common stock options, and 371 contingently issuable common shares were outstanding but excluded from the computation of diluted earnings per share for the period as their effect would be antidilutive.



NOTE 11.  STOCK AND EMPLOYEE BENEFIT PLANS

1995 Stock Plan

The 1995 Stock Plan ("1995 Plan") provides for the grant of incentive stock options for the purchase of up to an aggregate of 1,000,000 shares of common stock to directors, officers, employees, and consultants to the Company. In November 1996, the Company's stockholders approved an increase in the number of shares issuable under the 1995 Plan from 1,000,000 to 2,000,000 shares. The Stock Option Committee of the Board of Directors is responsible for administration of the Company's stock option plans and determines the term of each option, the option exercise price, the number of option shares granted, and the rate at which options become exercisable. Options generally expire eight to ten years from the date of grant and generally vest over four to five years.

1995 Nonemployee Director Stock Option Plan

The 1995 Nonemployee Director Option Plan ("Director Plan") provides for the grant of options to purchase up to an aggregate of 600,000 shares of common stock to non-employee directors. In November 1995, nonemployee directors were granted an aggregate of 173,000 options which became exercisable on June 30, 1996. Other options granted under the Director Plan vest ratably in three equal annual installments beginning on the first anniversary of the date of grant, subject to certain requirements, as defined in the Director Plan.

Employee Stock Purchase Plan

In September 1995, the Company adopted the 1995 Employee Stock Purchase Plan ("the Purchase Plan"). Under the Purchase Plan, employees have the opportunity to purchase common stock at 85% of the average market value on the first or last day of the plan period (as defined by the Purchase Plan), whichever is lower, up to specified limits. An aggregate of 600,000 shares may be issued under the Purchase Plan.

Stock Options of Acquired Companies

In conjunction with the acquisition of KMI in December 1997, the Company assumed the Kemper-Masterson, Inc. Stock Option Plan ("KMI Plan") which allows for the grant of stock options for the purchase of up to an aggregate of 138,714 shares of stock. All outstanding options were exercised in connection with the acquisition of KMI and the Company does not intend to issue any additional options under the KMI Plan.

The stock acquired through exercise of KMI options were subject to repurchase by KMI upon certain events, as specified in the option agreements. Certain options provided KMI the right, but not the obligation, to repurchase shares of stock previously acquired by employees through exercise at a formula price defined in the stock option agreements ("formula options") upon termination of employment. Other options required KMI to repurchase shares of stock previously acquired by employees through exercise at the exercise price ("repurchase options"). All options were granted with an exercise price of $0.17 per share.

The Company has accounted for the KMI Plan as a variable option plan. Aggregate compensation cost was determined for formula options during periods prior to exercise based on the estimated formula value at each balance sheet date and was recognized ratably over the vesting period. Upon exercise, compensation expense was recognized for the difference between the formula value of the stock on the date of exercise and the exercise price. For repurchase options, compensation expense was recognized as the difference between the amount for which the stock was repurchased and the exercise price. Because the exercise price of the options was considered nonsubstantive and the repurchase features lapsed as a result of the acquisition, KMI recorded additional compensation expense of $4.1 million in December 1997 based upon the value of the stock on the date of acquisition.

In conjunction with the acquisition of PPS, the Company assumed 134,995 outstanding options ("PPS options") on March 1, 1998, of which options to purchase 121,121 shares were previously issued to employees with an exercise price below the estimated fair value on the date of grant. Compensation expense has been recognized ratably over the two-year vesting period in an amount equal to the difference between the exercise price and the estimated fair value of the underlying ordinary shares on the date of grant. All PPS options become fully vested upon a change in control, as defined in the stock option agreements and, accordingly, the Company recognized remaining compensation expense of $1.6 million in connection with the acquisition of PPS in March 1998.

Aggregate compensation expense under the various stock option plans was $1.0 million, $337,000, and $187,000 for the years ended June 30, 1997, 1996, and 1995.

Aggregate stock option activity for the two years ended June 30, 1997 and 1996 is as follows:

                                             June 30, 1997             June 30, 1996
                                                       Weighted                 Weighted
                                                        Average                 Average
                                                       Exercise                 Exercise
                                          Shares         Price       Shares      Price
 Outstanding at beginning of period     2,206,298      $ 5.88      1,984,417    $ 1.12
 Granted                                545,495        18.60       899,647      12.71
 Exercised                              (1,204,734)    1.35        (625,620)    0.61
 Canceled                               (31,260)       19.98       (52,146)     5.03

 Outstanding at end of period           1,515,799      $13.76      2,206,298    $ 5.88

 Options exercisable at end of period   594,460        $ 7.60
 Weighted-average fair value of
   options granted                                     $13.22                   $ 7.56
 Options available for future grant     1,431,426

Summary information related to options outstanding and exercisable as of June 30, 1997 is as follows:

                              Options Outstanding                 Options Exercisable
                                    Weighted
                  Outstanding       Average        Weighted    Exercisable      Weighted
   Range Of          As Of         Remaining       Average        As Of         Average
   Exercise         June 30,      Contractual      Exercise     June 30,        Exercise
    Prices            1997        Life (Years)      Price         1997            Price
$ 0.17 - 10.00    691,949        7.58             $ 4.47      492,443          $ 4.70
 10.01 - 20.00    406,650        8.79             18.50       49,750           18.31
 20.01 - 27.25    417,200        9.30             24.54       52,267           24.69

                  1,515,799      8.38             $13.76      594,460          $ 7.60



The fair value for options granted was estimated at the time of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions for the two years ended June 30, 1997:
Risk free interest rate of 6.18%, dividend yield of 0.0%, volatility factor of the expected market price of the Company's common stock of 45%, and an average expected life of the option of one year from the date of vesting.

Had compensation cost for the Company's stock options and the Purchase Plan been determined based on the fair value at the date of grant, as prescribed in SFAS 123, the Company's net income and net income per share would have been as follows:

      ($ in thousands, except per
              share data)              1997          1996
     Pro forma net income             $10,792       $5,373
     Pro forma diluted income
      per share                       $ 0.47        $ 0.31

As stock options vest over several years and additional stock option grants are expected to be made each year, the above pro forma disclosures are not necessarily representative of pro forma effects on results of operations for future years.

NOTE 12.  401(K) PLAN

The Company sponsors an employee savings plan ("the Plan") as defined by Section 401(k) of the Internal Revenue Code of 1986, as amended. The Plan covers substantially all employees in the U.S. who elect to participate. Participants have the opportunity to invest on a pre-tax basis in a variety of mutual fund options. The Company matches 100% of each participant's voluntary contributions up to 3% of gross salary per payroll period. Company contributions vest to the participants in 20% increments for each year of employment and become fully vested after five years of continuous employment. Company contributions to the Plan were $1,053,000, $526,000, and $327,000 for the years ended June 30, 1997, 1996, and 1995, respectively.

NOTE 13.  INCOME TAXES

Domestic and foreign income (loss) before income taxes for the three years ended June 30, 1997, are as follows:

     ($ in thousands)      1997         1996        1995

     Domestic              $11,961     $ 5,187   $   280
     Foreign                 9,161       5,995   (8,239)
                           $21,122     $11,182   $(7,959)

The provision for income taxes for the three years ended June 30, 1997, are as follows:

     ($ in thousands)      1997         1996        1995

     Current:
        Federal          $4,816       $2,364     $  403
        State            1,207        684        232
        Foreign          3,411        2,021      1,151
                         9,434        5,069      1,786
     Deferred:
        Federal          (432)        (305)      (315)
        State            (146)        (87)       (102)
        Foreign          (537)        (150)      (89)
                         (1,115)      (542)      (506)
                         $8,319       $4,527     $1,280

The Company's consolidated effective income tax rate differed from the U.S. federal statutory income tax rate as set forth below:




     ($ in thousands)                                            1997       1996      1995

     Income  tax, expense (benefit) at the federal  statutory   $7,374     $3,803   $(2,715)
     rate
     State income taxes, net of federal benefit                 1,044      474      87
     Foreign rate differential                                  (33)       (265)    (129)
     Utilization of foreign net operating loss carryforwards    (1,166)    --       --
     Nondeductible amortization of intangible assets            595        45       169
     Nondeductible impairment of assets                         --         --       3,348
     Nondeductible stock option expense                         191        --       --
     Foreign operating losses without current benefit           142        26       334
     Other                                                      172        444      186
                                                                $8,319     $4,527   $ 1,280

Provision has not been made for U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries as those earnings have been permanently reinvested. Such taxes, if any, are not expected to be significant.

Significant components of the Company's net deferred tax asset as of June 30, 1997 and 1996, are as follows:

     ($ in thousands)                        1997        1996
     Deferred tax assets:
      Foreign loss carryforwards           $5,173      $6,048
      Accrued expenses                     1,121       566
      Property and equipment               --          486
      Allowance for doubtful accounts      878         528
      Other                                888         805
      Gross deferred tax assets            8,060       8,433
        Deferred   tax  asset  valuation   (3,504)     (6,073)
     allowance
        Total deferred assets              4,556       2,360
      Deferred contract profit             (976)       (706)
      Property and equipment               (1,108)     (546)
     Other                                 (96)        (292)
        Total deferred tax liabilities     (2,180)     (1,544)
                                           $2,376      $  816


The net deferred tax assets are included in the consolidated balance sheet as of June 30, 1997 and 1996, as follows:

     ($ in thousands)                         1997        1996
     Other current assets                  $3,251        $1,361
     Other assets                          226           423
     Other current liabilities             (466)         --
     Other liabilities                     (635)         (968)
                                           $2,376        $816

The net deferred tax asset includes the tax effect of approximately $11 million of pre-acquisition and post-acquisition foreign tax loss carryforwards available to offset future liabilities for foreign income tax. Substantially all of the foreign tax losses are carried forward indefinitely, subject to certain limitations. A valuation allowance has been established for the future foreign income tax benefits primarily related to income tax loss carryforwards and temporary differences based on management's assessment that it is more likely than not that such benefits will not be realized. Principally due to the use of previously reserved foreign net operating loss carryforwards, the Company's valuation allowance decreased to approximately $3.5 million at June 30, 1997, from approximately $6.1 million at June 30, 1996. The ultimate realization of the remaining loss carryforwards is dependent upon the generation of sufficient taxable income in respective jurisdictions, primarily Germany.

NOTE 14.  GEOGRAPHIC INFORMATION

The Company's operations involve a single industry segment providing clinical research and development services. The principal financial information by geographic area for the three years ended June 30, 1997, is as follows:


     ($ in thousands)          1997         1996         1995
     Net revenue:
        North America         $118,525   $ 64,605     $43,557
        Europe                  81,984   59,455       45,417
        Asia/Pacific             3,167   993          93
                              $203,676   $125,053     $89,067
     Income (loss) from
      operations:
        North America         $  9,073   $  5,331     $  1,084
        Europe                   7,873   5,236        (9,538)
        Asia/Pacific               173   (176)        --
                              $ 17,118   $ 10,391     $ (8,454)
     Identifiable
     assets:
        North America         $173,866   $ 85,034     $28,416
        Europe                  65,985   50,531       31,638
        Asia/Pacific               693   156          35
                              $240,544   $135,721     $60,089


NOTE 15.  LEASES

The Company leases its facilities under operating leases which include renewal and escalation clauses. Total rent expense was approximately $8.4 million, $5.5 million, and $4.7 million for years ended June 30, 1997, 1996, and 1995, respectively. Future minimum lease payments due under noncancelable operating leases and capital lease obligations are as follow:


                                         Capita     Operati
            ($ in thousands)             lleases    ngleases
   1998                                  $370         $13,799
   1999                                  42                         12,597
   2000                                  6             10,349
   2001                                  30             9,223
   2002                                  --             5,273
   Thereafter                            --            10,632
   Total obligations                     448          $61,871
   Less amount representing interest     (23)
                                         $425

NOTE 16.  RELATED PARTY TRANSACTIONS

Certain of the Company's Directors are related to certain of the Company's customers. Net revenue recognized from these customers was $13.1 million, $8.1 million, and $3.0 million in fiscal 1997, 1996, and 1995, respectively. Amounts included in accounts receivable at June 30, 1997 and 1996, were $3.3 million and $1.9 million, respectively. Related party amounts included in accounts receivable are on standard terms and manner of settlement.

At June 30, 1997 and 1996, the Company has notes receivable of $1.3 million and $2.1 million, respectively, from a company owned by the former directors of PPS. The notes bear interest at 8.0% and are payable on demand. The Company recorded interest income of $195,000 and $166,000 for the years ended June 30, 1997 and 1996, respectively. There were no amounts outstanding during fiscal 1995.

NOTE 17.  SUBSEQUENT EVENTS

In November 1997, the stockholders of the Company approved an amendment to the Company's 1995 Stock Plan (the "1995 Plan"). In connection therewith, the Company terminated the 1995 Non-Employee Director Stock Option Plan (the "Director Plan") and transferred all remaining shares under the Director Plan to the 1995 Plan, without increasing the aggregate number of shares available for grant under all of the Company's stock option plans. The amendment also provides for the annual formula grant of options to purchase up to 15,000 shares of common stock of the Company to nonemployee directors dependent upon the attendance by such nonemployee directors at meetings of the Board of Directors and committees thereof.

In December 1997 the Company acquired Kemper-Masterson, Inc; and in March 1998 the Company acquired PPS Europe Limited, MIRAI B.V.,
Genesis Pharma Strategies Limited, and LOGOS GmbH. All of these transactions were accounted for as poolings of interests
(Note 3).

In February 1998 the Company adopted the 1998 Non-Qualified, Non-Officer Stock Option Plan ("the 1998 Plan") which provides for the grant of options to purchase up to an aggregate of 500,000 shares of common stock to any employee or consultant to the Company who is not an officer or director of the Company. The 1998 Plan is administered by the Stock Option Committee of the Board of Directors.



                   PAREXEL INTERNATIONAL CORPORATION

            VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
                           $ (in thousands)



                      Balance   Charged   Charged Deductions  Balance at
                         at     to Costs    to       and        End of
    Description       Beginning    and      Other    Write-      Period
                        of    Expenses    Accounts   Offs
                       Period
ALLOWANCE        FOR
DOUBTFUL
 ACCOUNTS
Year ended June  30,    $  843    $1,282   $   18   $  (406)     $1,737
1995
Year ended June  30,     1,737       593        0      (310)      2,020
1996
Year ended June  30,     2,020     1,718      329      (683)      3,384
1997

DEFERRED TAX ASSET
VALUATION ALLOWANCE
Year ended June  30,    $6,071     $  --   $1,620  $  (200)   $7,491
1995
Year ended June  30,     7,491       147       --   (1,565)    6,073
1996
Year ended June  30,     6,073        --       --   (2,569)    3,504
1997



No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the company, any of the selling stockholders or any of the underwriters. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities other than the registered securities to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.
                       _________________________

                           TABLE OF CONTENTS

Available Information    3
Incorporation of Certain
 Information by Reference5
The Company              6
Recent Developments      8
Use of Proceeds          9
Risk Factors            10
Management's Discussion and
Analysis of Financial
Condition               18
Selling Stockholders    35
Description of Capital
Stock.                  39
Plan of Distribution    43
Legal Matters           45
Experts                 45
Index to Supplemental
Consolidated Financial
Statements              46



                           1,510,148 Shares




                   PAREXEL INTERNATIONAL CORPORATION



                             Common Stock










                        _______________________


                              PROSPECTUS


                   1998
                       ________________________


















                                PART II
                INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     Estimated expenses payable in connection with the sale of the Common Stock offered hereby are as follows:

      SEC Registration fee                     $14,491.91
      Nasdaq Additional Listing fee             35,146.90
      Legal fees and expenses                   20,000.00
      Accounting fees and expenses              15,000.00
        Total                                  $84,638.81

     The Company will bear all expenses shown above. All amounts other than the SEC Registration fee and the Nasdaq Additional Listing fee are estimated solely for the purpose of this offering.

Item 15.  Indemnification of Directors and Officers.

     Article 6 of the Company's Restated Articles of Organization provides that the Company shall indemnify each person who is or was a director or officer of the Company, and each person who is or was serving or has agreed to serve at the request of the Company as a director or officer of, or in a similar capacity with, another organization against all liabilities, costs and expenses reasonably incurred by any such persons in connection with the defense or disposition of or otherwise in connection with or resulting from any action, suit or other proceeding in which they may be involved by reason of being or having been such a director or officer or by reason of any action taken or not taken in such capacity, except with respect to any matter as to which such person shall have been finally adjudicated by a court of competent jurisdiction not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Company. Section 67 of Chapter 156B of the Massachusetts Business Corporation Law authorizes a corporation to indemnify its directors, officers, employees and other agents unless such person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that such action was in the best interests of the corporation.

     Reference is hereby made to Section 9 of the Registration Rights Agreements filed as Exhibits 4.7, 4.8 and 4.9 to this Registration Statement and Section 10 of the Registration Rights Agreements filed as Exhibit 4.11 to this Registration Statement for a description of indemnification arrangements between the Company and the Selling Stockholders, pursuant to which the Selling Stockholders are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the Company against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Item 16.  Exhibits.

     Exhibits:

      4.1      Specimen certificate
               representing the Common Stock (filed as Exhibit 4.1 to Registrant's Registration Statement on Form S-1 (File No. 33-97406) and incorporated herein by
      4.2      Share Acquisition Agreement
               dated as of March 1, 1998 by and among the Company and the former stockholders of PPS Europe Ltd. (filed as Exhibit 4.5 to the Company's Current Report on Form 8-K/A dated March 1, 1998 and incorporated herein by reference).
      4.3      Share Acquisition Agreement
               dated as of March 1, 1998 by and among the Company and the former stockholders of Creative Communications Solutions Limited
      4.4      Share Acquisition Agreement
               dated as of March 1, 1998 by and among the Company and the former stockholders of Genesis Pharma Strategies Ltd.
      4.5      Share Purchase Agreement dated
               as of March 1, 1998 by and among the Company and the former stockholders of MIRAI, B.V.
      4.6      Sale and Purchase Agreement
               dated as of February 28, 1998 by and among the Company and the former stockholder of LOGOS GmbH.
      4.7      Registration Rights Agreement
               dated as of February 27, 1998 by and among the Company and the former stockholders of PPS Europe Ltd. (filed as Exhibit 4.4 to the Company's Current Report on Form 8-K/A dated March 1, 1998 and incorporated herein by reference).
      4.8      Registration Rights Agreement
               dated as of February 27, 1998 by and among the Company and the former stockholders of Creative Communications Solutions Limited.
      4.9      Registration Rights Agreement
               dated as of February 27, 1998 by and among the Company and the former stockholders of Genesis Pharma Strategies Ltd.
      4.10     Registration Rights Agreement
               dated as of February 27, 1998 by and among the Company and the former stockholders of MIRAI, B.V.
      4.11     Registration Rights Agreement
               dated as of February 27, 1998 by and among the Company and the former stockholder of LOGOS GmbH.
       5.1     Opinion of Testa, Hurwitz & Thibeault, LLP.
      23.1     Consent of Price Waterhouse LLP.
      23.2     Consent of Grant Thorton.
      23.3     Consent of Testa, Hurwitz &
               Thibeault, LLP (included in Exhibit 5.1).
      24.1     Power of Attorney (included as
               part of the signature page to this Registration
               Statement).
      27.1    Financial Data Schedule

Item 17. Undertakings.
(a)  The undersigned Registrant hereby undertakes:
        (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;
             (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
             (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;
             (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
        (3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
                              SIGNATURES
     Pursuant to the requirements of the Securities Act of 1993, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Waltham, Commonwealth of Massachusetts on May 28, 1998.

                             PAREXEL INTERNATIONAL CORPORATION

                             By:  /s/Josef H. von Rickenbach
                               Josef H. von Rickenbach
                               President, Chief Executive Officer and
                               Chairman

                   POWER OF ATTORNEY AND SIGNATURES
     We, the undersigned officers and directors of PAREXEL International Corporation, hereby severally constitute and appoint Josef H. von Rickenbach, William T. Sobo, Jr. and William J. Schnoor, Jr., and each of them singly, as true and lawful attorneys, with full power to them and each of them singly, to sign for us in our names in the capacities indicated below, any and all pre-effective and post-effective amendments to this Registration Statement on Form S-3, and generally to do all things in our names and on our behalf in such capacities to enable PAREXEL International Corporation to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission.

      Pursuant to the requirements of the
Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

            Signature                   Title(s)                 Date

    /s/ Josef H. von Rickenbach  President, Chief Executive    May 28, 1998
    Josef H. von  Rickenbach     Officer and Chairman
                               (principal executive officer)

  /s/  William T.  Sobo,Jr.      Senior Vice President and     May 28, 1998
  William T. Sobo, Jr.          Treasurer (principal financial
                                and accounting officer)

 /s/A. Dana Callow, Jr.         Director                       May 28, 1998
   A. Dana Callow, Jr.

  /s/A. Joseph Eagle            Director                        May 28, 1998
    A. Joseph Eagle

   /s/Patrick J. Fortune        Director                        May 28, 1998
      Patrick J. Fortune

    /s/Werner M. Herrmann       Director                        May 28, 1998
      Werner M. Herrman

    /s/Serge Okun               Director                        May 28, 1998
     Serge Okun

   /s/James A. Saalfield        Director                        May 28, 1998
   James A. Saalfield

                             EXHIBIT INDEX

Exhibit No.    Description of Exhibit

4.1            Specimen certificate representing
               the Common Stock (filed as Exhibit 4.1 to Registrant's Registration Statement on Form S-1 (File No. 33-97406) and incorporated herein by reference).
4.2            Share Acquisition Agreement dated
               as of March 1, 1998 by and among the Company and the former stockholders of PPS Europe Ltd. (filed as Exhibit 4.5 to the Company's Current Report on Form 8-K/A dated March 1, 1998 and incorporated herein by reference).
4.3            Share Acquisition Agreement dated
               as of March 1, 1998 by and among the Company and the former stockholders of Creative Communications Solutions Limited.
4.4            Share Acquisition Agreement dated
               as of March 1, 1998 by and among the Company and the former stockholders of Genesis Pharma Strategies Ltd.
4.5            Share Purchase Agreement dated as
               of March 1, 1998 by and among the Company and the former stockholders of MIRAI, B.V.
4.6            Sale and Purchase Agreement dated
               as of February 28, 1998 by and among the Company and the former stockholder of LOGOS GmbH.
4.7            Registration Rights Agreement dated
               as of February 27, 1998 by and among the Company and the former stockholders of PPS Europe Ltd. (filed as Exhibit 4.4 to the Company's Current Report on Form 8-K/A dated March 1, 1998 and incorporated herein by reference).
4.8            Registration Rights Agreement dated
               as of February 27, 1998 by and among the Company and the former stockholders of Creative Communications Solutions Limited.
4.9            Registration Rights Agreement dated
               as of February 27, 1998 by and among the Company and the former stockholders of Genesis Pharma Strategies Ltd.
4.10           Registration Rights Agreement dated
               as of February 27, 1998 by and among the Company and the former stockholders of MIRAI, B.V.
4.11           Registration Rights Agreement by
               and among the Company and the former stockholder of LOGOS GmbH.
5.1            Opinion of Testa, Hurwitz &
               Thibeault, LLP.
23.1           Consent of Price Waterhouse LLP.
23.2           Consent of Grant Thorton.
23.3           Consent of Testa, Hurwitz &
               Thibeault, LLP (included in Exhibit 5.1).
24.1           Power of Attorney (included as part
               of the signature page to this Registration Statement).
27.1           Financial Data Schedule